
03057890

PE
12-28-02

MAY 2 2003


GARMIN

Table of Contents

2002 Highlights

Introduced 22 new products

Revenue of $465.1M, up 26%

Net income of $142.8M, up 36%

Opened new flight test and certification facility near Olathe, Kansas

Announced plans for a major facility expansion in Olathe, Kansas

Expanded distribution through new retail outlets



To our shareholders:

We are privileged to share news of Garmin's twelfth consecutive year of revenue growth with the people who have played a role in our success. Garmin's growing family of customers, dealers, suppliers, employees and investors inspires us to constantly seek new opportunities. We are grateful for your faith in our business and for helping Garmin develop and service superior products that enhance the lives of people around the world.

There are times to celebrate and times to carry on with the business at hand. In the pages of this report, we'd like to accomplish both — celebrating a successful year while highlighting growth initiatives that will help us elevate the Garmin brand.

Garmin posted record revenue growth of 26 percent from the previous year. We brought 22 new products to market, which in turn fueled sales for our long-standing dealers as well as new top-tier national retailers. To support the development of future products, Garmin increased research and development investments by 14 percent. The completion of our new flight test and certification facility near Olathe, Kansas, and the expansion of our product development capabilities in our Taiwan facility are tangible examples of our commitment to R&D.

Garmin will hold to the solid business principles on which the company was founded while moving full speed ahead in the development of new products. In our aviation segment, work continues on Garmin's integrated cockpit system, which is on track for certification near the end of the year. Our consumer segment will continue developing new devices to expand our existing lines of automotive, marine and recreational products. We will also continue designing products with integrated GPS capabilities, including FRS (family radio service) radios, wireless phones and PDA organizers. Early response to our Rino FRS radio and GPS as well as our recently announced iQue 3600 PDA with built-in GPS indicates that consumers are hungry for devices that integrate these feature sets.

With plans underway for a major expansion at our Olathe facility, we are excited for the opportunity this will bring to support future growth. We are also transitioning to the Oracle ERP (enterprise resource planning) system for improved efficiencies and a greater degree of systems integration among our facilities.

As we celebrate past accomplishments while staying focused on growing our business, we are excited for what lies ahead. Our passion for bringing innovative new products to market, tempered with a carefully crafted plan for future growth will continue to guide Garmin's success. Thank you for being a part of that success.



Gary L. Burrell, Co-Chairman



Dr. Min H. Kao, CEO & Co-Chairman



In August, we experienced a bittersweet celebration as we marked the 65th birthday of my partner and Garmin co-founder Gary Burrell and his retirement from executive responsibilities. Gary has left his imprint on many — from the associates who helped us start this company 13 years ago to countless other associates, dealers and customers. — Min Kao



Touching lives through technology

Since Garmin's founding in 1989, our goal has been to be a global world-class supplier of communication, navigation and information devices. Garmin has remained true to these founding principles through continual product innovation, expanding and broadening our target markets and developing the Garmin brand. As we carry out our mission to create products that serve an active world, we are rewarded to learn of countless experiences where Garmin products have saved or changed lives. We have included a booklet at the end of this report titled "Adventures in GPS." This piece will give you a first-hand account of how Garmin products have beneficially impacted lives around the world.

Through facilities in the United States, Europe and Asia, Garmin designs, manufactures and markets navigation, communication and information devices. Many of these products are enabled by GPS (Global Positioning System) technology, which uses satellites to locate a user's position, display it on an electronic map and provide guidance to any other location on earth. Our distribution network is just as far-reaching, with approximately 2,500 dealers and distributors in more than 20,000 locations worldwide providing sales, service and support.

Garmin's growth in 2002

Fiscal year 2002 represented Garmin's twelfth consecutive year of revenue growth. Total revenues increased 26 percent from the previous year to $465.1 million. Demand for Garmin products remained strong in 2002 despite diminished consumer spending throughout the economy as a whole. Revenues in the consumer segment were up 33 percent. Aviation revenues gained 8 percent over the previous year. Garmin has maintained a leadership position in this industry in spite of the lingering effects from September 11, 2001, which have taken a toll on the aviation industry in general. Total unit sales for 2002 across all product categories reached 1,557,000, which was an increase of 17 percent over 2001.

Garmin's growth in 2002 can be attributed to several factors, including new product introductions, expansion of distribution channels, employee hires and investments in research and development, facilities and resources.

COM CATION

NA IGA

FOR TION

Products for an active world

Garmin introduced 22 new products in fiscal year 2002. In the aviation segment, we unveiled the GPSMAP® 196, a full-featured aviation portable that also offers automotive and marine navigation capabilities. This versatile navigator has an innovative GPS-derived panel page that gives a graphic depiction of information typically found on various panel instruments. The 196 also has an automatic log book feature that records departure and arrival locations and calculates the flight time, relieving pilots of much of their logging duties. Garmin introduced a new Mode-S transponder, the GTX 330, which allows pilots to receive in-flight traffic updates telling them the location, direction and altitude of nearby aircraft. Another new aviation product, the GDL 49 satellite data link transceiver, teams up with Garmin's existing 400 and 500 series panel mounts to bring weather data to the cockpit.

In the consumer segment, our Rino™ series radios were well received. These unique handhelds combine two-way radio and GPS capabilities in one robust unit. Rino's patented position reporting feature allows users to receive and display the location of other Rino users. This ability to keep tabs on members in a group is ideal for hikers, campers, search and rescue personnel, and even families enjoying a day at the amusement park.

Garmin expanded the popular GPS 76 series of handhelds with the introduction of the GPSMAP 76S. This full-featured GPS receiver with detailed mapping takes navigation a step further with the addition of electronic compass and barometric altimeter capabilities. Consumers continue to value the utility and easy operations of our eTrex® series, which accounted for approximately 20 percent of Garmin's total sales in 2002.

We also expanded our line of fixed-mount marine electronics with the addition of two color chartplotters — the GPSMAP 182C and the GPSMAP 188C Sounder. Customer response to Garmin's sunlight-readable color displays has been positive, with color models consistently outselling the equivalent grayscale versions. The introduction of the new GSD 20 remote sounder module adds sounder capabilities to Garmin chartplotters, including the GPSMAP 2010/2010C, 2006/2006C, 232 and 182/182C. Our larger plotters, along with the new dual-frequency Fishfinder Blue series, have allowed Garmin to broaden our presence in the offshore market. Updates to cartography products — including BlueChart® for offshore detail and Fishing Hot Spots® for inland data — allowed Garmin to expand our mapping coverage of the world.


Ready (3D)
Chart US11460
6.7nm 034°



Stepped up presence in offshore market with color displays, larger plotters, improved cartography and remote sounder solutions.

GPSMAP 2010C with GSD 20 remote sounder


StreetPilot III GPS
Southwest at Madison St
0.2
01:26

Also in 2002, Garmin was off and running with the Ironman® Speed + Distance System. This high-tech sports watch from Timex® uses Garmin GPS technology to provide speed and distance data for runners, skiers and bikers.

Our StreetPilot® III and GPS V portable automotive systems with automatic routing and turn-by-turn guidance have been on the market for over a year, and we saw increased market acceptance of these products in 2002. These systems are making inroads in regions where we've developed MapSource® cartography for enhanced mapping detail, including Australia, South Africa and the U.S., as well as countries throughout Europe. Our experience in auto navigation has led to opportunities with automakers like Land Rover and motorcycle manufacturers such as Ducati who are offering Garmin navigation systems as options to their customers. We also developed customized versions of the StreetPilot III for BMW Motorcycles — the BMW Motorcycles Navigator™ for the U.S. and the BMW Motorrad Navigator™ for Europe. 2002 was the first full year of production for these systems.

In the area of wireless communications, we are continuing to work with wireless outlets outside the U.S. in marketing the NavTalk® GSM phone with integrated GPS and electronic organizer functions. NavTalk incorporates smart phone features such as WAP mini browser, data modem and SMS messaging. Its navigation capabilities include built-in mapping detail, turn-by-turn directions and voice prompts. The merging of these technologies provides a variety of personal tracking, telematics and safety possibilities for the consumer and enterprise markets. In 2002, Garmin started shipments of NavTalk to the People's Republic of China (PRC). NavTalk also passed network testing for a leading GSM provider in the United Kingdom.



Automotive market embraced benefits of portable, affordable, easy-to-use car navigation systems.

StreetPilot III



Expanding opportunities

Building strong, long-standing relationships with distributors and dealers is central to Garmin's marketing efforts. Our commitment to introducing new products for core markets while developing innovative products targeting different market segments has led to growth both for Garmin and our dealers.

In 2002, Garmin's distributors throughout Europe and the Pacific Rim experienced significant sales volume increases. In Europe, revenue was up 31 percent, while Asia revenues increased 51 percent. Some of this increase is the result of the introduction of new cartography products we developed for these regions, which enhanced the utility of our GPS mapping units.

A worldwide network of approximately 700 aviation dealers handles the distribution of Garmin's full line of general aviation products, which includes panel-mount, portable and handheld units. These dealers provide a high level of service by installing Garmin equipment in customers' aircraft so that it meets FAA requirements. Service beyond the sale is extremely important in the aviation industry, and customers recognize Garmin's performance in this area. Garmin won first place for avionics product support in a 2002 poll of *Professional Pilot* magazine readers. The results were published in the magazine's January 2003 issue.

In addition to direct customer sales, several aircraft manufacturers install Garmin avionics as standard equipment on their planes. Existing OEM (original equipment manufacturer) partners include Cirrus Design, Mooney Aircraft, New Piper Aircraft and Raytheon Aircraft. In 2002, Garmin continued to sign agreements with new aviation OEMs and even expanded into the jet market. Garmin avionics are installed on the majority of Cessna's CitationJet 1 and CitationJet 2 aircraft, as well as their C208 Caravan turboprop. Additional growth in the area of turbine-powered aircraft included installations on the Piper Meridian, EADS Socata's TBM 700 and the Pilatus PC-12. The avionics package installed on most of these planes is the Garmin "stack," which integrates VHF communications, instrument landing system (ILS), variable omni range (VOR), GPS-derived color navigation system, transponder, marker beacon and audio panel.

Garmin's consumer products are sold through distributors and dealers around the world. Our leading U.S. retailers include Bass Pro, Best Buy, Boater's World, Cabella's, Dick's Sporting Goods, Gart Sports, REI, Wal-Mart and West Marine. In 2002, Garmin added Circuit City and Target to its growing family of retailers.

Some of the leading boat manufacturers continue to make Garmin fishfinders and combination GPS chartplotter/sounder products part of their standard equipment package. Last year, Garmin signed agreements with 16 new boat OEMs. We also signed a corporate agreement with Genmar, the largest boat-building corporation in the world. Genmar is the parent company of several boat manufacturers, including Ranger, Lund and Crestliner, which currently install Garmin electronics.



Innovative, reliable aviation products reinforce strong brand loyalty and customer confidence.

GPSMAP 196

Investing in people

Garmin has always believed in hiring talented people to help us produce the most innovative products in the most efficient way. We were privileged to be able to continue that trend in 2002. As many corporations were downsizing due to the weak economy and other factors, we were in a unique position to expand our business and hire top-notch talent. Total employment among the U.S., U.K. and Taiwan offices rose to 1,575, and 67 of those hires were in engineering.

Garmin believes in maintaining a safe, efficient workplace where associates are treated with respect and recognized for their contributions. Fresh ideas and innovative solutions are the norm at Garmin, and that has much to do with our corporate environment, which cultivates a hands-on approach to engineering. Some of our engineers are pilots, which helps them design full-featured avionics systems with pilot-friendly operations. On the marine side, associates include fishing pros and boating enthusiasts whose first-hand experience aids them in developing and testing sonar and GPS chartplotter products. And having plenty of outdoor enthusiasts on staff has helped Garmin design rugged recreational products with unique features born of real-life experience and testing.

Garmin has continued its practice of vertical integration by performing all design, manufacturing and marketing functions in-house. This enables us to control the entire development process and maintain a high level of quality. Garmin's effort to maintain this strategy while investing in our people has resulted in a dedicated, productive workforce. Garmin has also earned a reputation as one of the leading employers in the Kansas City area, where the majority of our research and development operations are conducted. This makes it easier to attract top talent.





Intuitive product design and hands-on testing leads to robust products with integrated technologies.

U.S. patent nos. 6,373,430 and 6,492,941 Rino 120 and 110



In late 2002, Garmin announced a major expansion for our Olathe, Kansas facility, with completion scheduled for 2004. This project will include additional space to support the company's current and future research and development needs, expansion of the customer call center, additional warehouse facilities and other business needs.

Garmin (Europe) Ltd. in Romsey, U.K. expanded its warehouse capacity by 30 percent last year and is expected to need additional space for future growth. Increased demand for Garmin's consumer products necessitated the installation of two new automated assembly lines at the Shijr, Taiwan facility. These additions have helped Garmin increase capacity and obtain even greater precision and quality in the production of our recreational, marine and automotive products.

Beyond buildings and equipment, Garmin initiated plans in 2002 for upgrading its MRPII (manufacturing resource planning) system. Over the next couple of years, Garmin will implement Oracle's E-Business suite, a fully integrated enterprise suite of business applications and supporting technologies. The Oracle ERP (enterprise resource planning) system will allow for a higher level of systems integration among Garmin's major business entities in Taiwan, Europe and the United States. It will also improve efficiencies and aid Garmin's ability to serve customers thanks to features like advanced call routing and e-mail functions.

Innovative technologies born of the best resources

Garmin is a company that encourages fresh thinking and new solutions. In 2002, Garmin obtained a total of 33 U.S. patents for various designs and technologies. That brings our total patent count to 97 as of March 7, 2003, and we have over 100 additional patents pending. Of the new patents issued in 2002, among the most significant were those for the Rino two-way radio with GPS. Rino is the first two-way radio with patented position reporting, which allows for sending and receiving GPS location data. Another new patent that will cover a lot of ground for Garmin is one protecting our TracBack® navigation feature, which lets GPS users automatically retrace their path.

Proof of Garmin's commitment to research and development lies in our investment in state-of-the-art facilities and other resources. Last year, Garmin completed construction of its own flight test and certification facility near Olathe. This facility supports the testing, installation and certification of all aviation products, including Garmin's integrated cockpit system, which is currently in development.



A commitment to testing and certification of Garmin avionics,
including next-generation integrated cockp[illegible]


Fishfinder 320C

Commitment to quality

Achieving precision, durability and reliability in every product that goes out the door requires stringent quality measures on all levels. To that end, Garmin has maintained its ISO 9001 registration for the Olathe, Kansas facility and its ISO 9002 and QS 9000 registrations for the Shijr, Taiwan facility. Accredited registrars periodically audit Garmin's Kansas and Taiwan operations to assess their continued compliance with these international quality standards. In addition, Garmin's own internal quality assurance organization continually looks for ways to improve processes and push the level of quality ever higher. ISO 9001 and 9002 are international standards for quality management systems and QS 9000 is an internationally recognized quality management standard in the automotive industry.

Garmin's Olathe factory designs and manufactures all of our panel-mount avionics products under a strict FAA-approved quality system. In accordance with this system, regular inspections are conducted to verify compliance with Federal Aviation Regulations.

Our commitment to quality is evident in areas beyond manufacturing. Garmin is continually looking for ways to improve service to its customers and dealers. For example, expanded Web site capabilities include dealer resource pages where Garmin dealers can access promotional materials and information, download product images and more. Our Web site also makes it easier for customers to research the Garmin products that best suit their needs through product comparison charts and online gift guides.



Tuning in to customer needs results in products that deliver value, utility and performance under pressure.

Fishfinder 320C

Growth initiatives for 2003

Garmin's course of action for 2003 and beyond is to maintain our customer-driven focus while continuing to develop innovative, reliable products. Observing trends in the marketplace and staying in tune with customers' needs help Garmin plan for new products and identify growth areas. For example, early response to integrated products such as Rino indicates interest for devices where GPS functions can be used seamlessly with other technologies.

In aviation, progress continues on the development of the integrated cockpit system, which will provide a wide range of flight information, communication and control capabilities. The system is being designed with an intuitive user interface, helping to minimize pilot workload and reduce system installation complexity and weight. This project, which involves the development of flight control technology and AHRS (Attitude Heading and Reference System), is on track for certification near the end of 2003.

Garmin has committed research and development efforts in the area of automotive navigation. We are continuing to work toward the next generation of automotive navigation systems. In our portable automotive products, Garmin is working on incorporating faster processors and improving the user interface with capabilities such as dead reckoning. This feature allows the system to continue providing navigation data in shaded environments such as the urban canyon.

For our marine product line, Garmin will design products that offer superior color and feature sets at a competitive price. Marine customers also desire more offshore cartography, so Garmin will continue expanding the coverage areas of our BlueChart digital marine charts. We will also enhance our line of freshwater sonar products with units that appeal to a wide customer range — from the entry-level, competitively priced Fishfinder 80 to the Fishfinder 320C, our first stand-alone sounder with color.

We are encouraged by the early market response to our recently announced iQue™ 3600. This highly anticipated personal digital assistant (PDA) has built-in GPS capabilities, including turn-by-turn and voice guidance, plus an MP3 player and full color screen. iQue is our first product to combine the Palm OS® platform and GPS navigation in a single, highly integrated handheld. With this product, Garmin is introducing GPS to new customers, including business people and mobile executives. Garmin is also working with third-party software developers, which represents additional opportunities for growth.

Garmin's mainstays in the recreational market — handheld GPS receivers — are becoming smaller, lighter, easier to use and more affordable. With the recent introduction of the Geko™ series, Garmin now has a simple, rugged GPS unit selling below $100. This product is positioned to attract more entry-level users and everyday consumers. Additional handheld products in development will retain Garmin's standards for durability and utility while offering our active customers improved capabilities such as low power consumption, simplified operations, color displays and compact form factors.

In the wireless communications category, Garmin will continue its development of phones with integrated GPS and electronic organizer capabilities. While the majority of network and usability testing for NavTalk took place in 2002, the sales activity will occur in the coming year. Ongoing discussions with wireless outlets will establish the network for distributing the NavTalk GSM to customers outside the U.S. We will also look for unique ways to expand or adapt the product's feature sets to suit the needs of outside partners.

Garmin's emphasis on quality, coupled with efforts to continually improve and expand our product offerings has enabled us to remain a leader in the consumer and general aviation markets. We look forward to future opportunities for creating innovative new products that will serve our active customer base around the world.





Demand for products such as FRS radios, PDAs and cell phones with integrated GPS functions signifies growth area for Garmin.

iQue 3600


Book Value per Share
$8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0
5.57
4.19
3.63
1.95
1998
1999
2000
2001
2002


Garmin 2002 Stock Price Return
vs. NASDAQ & S&P 500
160%
140
120
100
80
60
40
20
0
return
Garmin
NASDAQ
S&P 500
Jan 2
Mar 2
Jun 2
Sep 2
Dec 2


Diluted EPS
$1.40
1.20
1.00
.80
.60
.40
.20
0
1.32
1.05
1.05
0.64
0.35
1998
1999
2000
2001
2002


R & D Expenditures
$35.0
30.0
25.0
20.0
15.0
10.0
5.0
0
in millions
32.2
28.2
21.8
17.3
14.9
1998
1999
2000
2001
2002


Free Cash Flow
$200.0
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0
in millions
163.0
115.3
64.6
1998
1999
2000
2001
2002


Revenue and Net Income
$500
450
400
350
300
250
200
150
100
50
0
in millions
Revenue
Net Income
465.1
369.1
345.7
232.6
169.0
142.8
113.4
105.7
64.2
35.2
1998
1999
2000
2001
2002

Market for the Company's Common Stock and Related Stockholder Matters

The Company's common shares have traded on the Nasdaq National Market under the symbol "GRMN" since its initial public offering on December 8, 2000. As of March 7, 2003 there were 148 shareholders of record.

No cash dividends have been paid since the initial public offering of the Company's common shares on December 8, 2000. The Company intends to retain its earnings for use in its business and therefore does not currently anticipate paying any cash dividends.

The range of high and low closing sales prices of the Company's common shares as reported on the Nasdaq Stock Market for each fiscal quarter of fiscal years 2001 and 2002 was as follows:

	Year Ended December 28, 2002		Year Ended December 29, 2001	
	High	Low	High	Low
First Quarter	$22.92	$18.76	$25.13	$17.00
Second Quarter	$24.19	$21.80	$24.68	$18.00
Third Quarter	$21.90	$18.10	$23.36	14.40
Fourth Quarter	$30.33	$18.00	$21.32	$15.50

No net proceeds of Garmin's December 8, 2000 initial public offering (the "IPO") were expended in fiscal year 2002. $13.4 million of net proceeds of the IPO were expended in fiscal year 2001. Garmin plans to use the remaining $91.0 million net proceeds from the IPO for working capital and other general corporate purposes, including possible share repurchases, acquisitions or strategic partnerships. Garmin currently has no specific plan for allocating those proceeds among working capital and other general corporate purposes. Garmin currently has no commitments to make any material investments or acquisitions and will retain broad discretion in the allocation of net proceeds from the IPO.

Selected Financial Data

The following table sets forth selected consolidated financial data of the Company. The selected consolidated balance sheet data as of December 28, 2002 and December 29, 2001 and the selected consolidated statement of income data for the years ended December 28, 2002, December 29, 2001, and December 30, 2000 were derived from the Company's audited consolidated financial statements and the related notes thereto which are included in Item 8 of this annual report on Form 10-K. The selected consolidated balance sheet data as of December 30, 2000, December 25, 1999 and December 26, 1998 and the selected consolidated statement of income data for the years ended December 25, 1999 and December 26, 1998 were derived from the Company's audited consolidated financial statements, not included herein.

The information set forth below is not necessarily indicative of the results of future operations and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes to those statements included in this annual report.

	Years Ended (1)				
	Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000	Dec. 25, 1999	Dec. 26, 1998
	(in thousands, except per share data)				
Consolidated Statements of Income Data:					
Net sales	$465,144	$369,119	$345,741	$232,586	$169,030
Cost of goods sold	210,088	170,960	162,015	105,654	82,787
Gross profit	255,056	198,159	183,726	126,932	86,243
Operating expenses:					
Selling, general and administrative	45,453	38,709	32,669	27,063	24,680
Research and development	32,163	28,164	21,764	17,339	14,876
Total operating expenses	77,616	66,873	54,433	44,402	39,556
Operating income	177,440	131,286	129,293	82,530	46,687
Other income, net (2), (3)	5,294	20,749	11,629	1,602	833
Income before income taxes	182,734	152,035	140,922	84,132	47,520
Income tax provision	39,937	38,587	35,259	19,965	12,354
Net income	$142,797	$113,448	$105,663	$64,167	$35,166
Net income per share:					
Basic	$1.32	$1.05	$1.05	$0.64	$0.35
Diluted	$1.32	$1.05	$1.05	$0.64	$0.35
Weighted average common shares outstanding:					
Basic	107,774	108,097	100,489	100,000	99,624
Diluted	108,201	108,447	100,506	100,000	99,624
Cash dividends per share (4)	$0.00	$0.00	$0.29	$0.13	$0.12
Consolidated Balance Sheet Data (at end of Period):					
Cash and cash equivalents	$216,768	$192,842	$251,731	$104,079	$80,360
Marketable securities	$245,708	$131,584	$0	$0	$0
Total assets	$698,115	$538,984	$463,347	$250,090	$174,532
Total debt (5)	$20,000	$32,188	$46,946	$27,720	9,708
Total stockholders' equity	$602,499	$453,969	$365,239	$194,599	$135,940

(1) Our fiscal year-end is the last Saturday of the calendar year and does not always fall on December 31.

(2) Other income, net mainly consists of interest income, interest expense and foreign currency gain (loss).

(3) Includes $0.0 million, $11.6 million, and $7.0 million, ($1.5) million, and ($2.2) million of foreign currency gains (losses) during 2002, 2001, 2000, 1999, and 1998 respectively.

(4) Represents cash dividends per share based on the actual number of shares outstanding at the time of the dividend, as adjusted for the 1.12379256 for 1 stock split of our common shares, effected through a stock dividend on November 6, 2000. There were no cash dividends issued during 2002 or 2001.

(5) Total debt consists of notes payable and long-term debt.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations focuses on and is intended to clarify the results of our operations, certain changes in our financial position, liquidity, capital structure and business developments for the periods covered by the consolidated financial statements included in this annual report. This discussion should be read in conjunction with, and is qualified by reference to, the other related information including, but not limited to, the audited consolidated financial statements (including the notes thereto and the independent auditor's report thereon), contained in this annual report.

The discussion set forth below, as well as other portions of this annual report, contains statements concerning potential future events. Readers can identify these forward-looking statements by their use of such verbs as expects, anticipates, believes or similar verbs or conjugations of such verbs. If any of our assumptions on which the statements are based prove incorrect or should unanticipated circumstances arise, our actual results could materially differ from those anticipated by such forward-looking statements. The differences could be caused by a number of factors or combination of factors including, but not limited to, the risk factors contained in our Annual Report on Form 10-K for the year ended December 28, 2002, filed with the Securities and Exchange Commission (Commission file number 0-31983). Readers are strongly encouraged to consider those factors when evaluating any such forward-looking statement. We will not update any forward-looking statements in this annual report.

Beginning in 1998, the Company elected to change its fiscal year to a 52-53 week period ending on the last Saturday of the calendar year. Fiscal year 2000 contained 53 weeks compared to 52 weeks for fiscal years 2002, 2001, 1999 and 1998. Unless otherwise stated, all years and dates refer to the Company's fiscal year and fiscal periods. Unless the context otherwise requires, references in this document to "the Company," "we," "us," "our" and similar terms refer to Garmin Ltd. and its subsidiaries.

Overview

We are a leading worldwide provider of navigation, communications and information devices, most of which are enabled by Global Positioning System, or GPS, technology. We operate in two business segments, the consumer and aviation markets. Both of our segments offer products through our network of independent dealers and distributors. However, the nature of products and types of customers for the two segments vary significantly. As such, the segments are managed separately. Our consumer segment includes portable GPS receivers and accessories for marine, recreation, land and automotive applications sold primarily to retail outlets. Our aviation products are portable and panel-mount avionics for Visual Flight Rules and Instrument Flight Rules navigation and are sold primarily to retail outlets and certain aircraft manufacturers.

Since our first products were delivered in 1991, we have generated positive income from operations each year and have funded our growth from these profits. Our sales have increased at a compounded annual growth rate of 23% since 1996 and our net income has increased at a compounded annual growth rate of 36% since 1996. All of this growth has been organic; none has occurred as a result of any acquisition or merger.

Since our principal locations are in the United States, Taiwan and the U.K., we experience some foreign currency fluctuations in our operating results. The functional currency of our European operations is the U.S. dollar (effective in 2001) and the functional currency of our Asian operations is the New Taiwan Dollar. Minimal transactions of our European operations are now denominated in British Pound Sterling. We experienced $0.0 million, $11.6 million, $7.0 million, and $(1.5) million in foreign currency gains (losses) during fiscal years 2002, 2001, 2000, and 1999, respectively. To date, we have not entered into hedging transactions with either the British Pound Sterling or the New Taiwan Dollar, although we may utilize hedging transactions in the future.

Critical Accounting Policies and Estimates

General

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The presentation of these financial statements requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to customer sales programs and incentives, product returns, bad debts, inventories, investments, intangible assets, income taxes, warranty obligations, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

The Company records estimated reductions to revenue for customer sales programs and incentive offerings including rebates, price protection, promotions and other volume-based incentives. The reductions to revenue are based on estimates and judgements using historical experience and expectation of future conditions. Changes in these estimates could negatively affect the Company's operating results. These incentives are accrued for on a percentage of sales basis and reviewed periodically. If market conditions were to decline, the Company may take actions to increase customer incentive offerings possibly resulting in an incremental reduction of revenue at the time the incentive is offered.

Bad Debt

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company's estimated losses are based on historical experience and expectation of future conditions. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Warranties

The Company's products sold are generally covered by a warranty for periods ranging from one to two years. The Company accrues a warranty reserve for estimated costs to provide warranty services. The Company's estimate of costs to service its warranty obligations is based on historical experience and expectation of future conditions. To the extent the Company experiences increased warranty claim activity or increased costs associated with servicing those claims, its warranty accrual will increase resulting in decreased gross profit.

Product Liability

The Company has no product liability claims outstanding as of December 28, 2002 that are not covered by product liability insurance.

Inventory

The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Investments

Investments are classified as available for sale and recorded at fair value, and unrealized investment gains and losses are reflected in stockholders' equity. Investment income is recorded when earned, and capital gains and losses are recognized when investments are sold. Investments are reviewed periodically to determine if they have suffered an impairment of value that is considered other than temporary. If investments are determined to be impaired, a capital loss is recognized at the date of determination.

Testing for impairment of investments also requires significant management judgement. The identification of potentially impaired investments, the determination of their fair value and the assessment of whether any decline in value is other than temporary are the key judgement elements. The discovery of new information and the passage of time can significantly change these judgements. Revisions of impairment judgements are made when new information becomes known, and any resulting impairment adjustments are made at that time. The current economic environment and recent volatility of securities markets increase the difficulty of determining fair value and assessing investment impairment. The same influences tend to increase the risk of potentially impaired assets.

Income Taxes

While no valuation allowance has been recorded, it is the Company's policy to record a valuation allowance to reduce its deferred tax assets to an amount that it believes is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should the Company determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Impairments and Restructuring Charges

The Company has experienced no impairments of long-lived assets, securities held for investment, or goodwill. No restructuring charges have been necessary.

Depreciation and Amortization

The Company depreciates or amortizes its assets using the straight-line method.

Retirement and Post Retirement Liabilities; Pension Income and Expense

The retirement benefits provided by the Company are classified as defined contribution plans. As this is the case, there is no retirement liability to fund. Because the retirement benefits provided by the Company are not defined benefit plans, there are no funds held in trust and therefore no pension income or expense disclosures are necessary.

Environmental Liabilities

The Company is not aware of any environmental liabilities at this time.

Repurchase Obligations

The Company has no repurchase obligations at this time.

Stock-based Compensation

The Company distributes a small number of stock options each year as part of the Company's compensation package for employees. Employees with certain levels of responsibility within the Company are eligible for stock options grants, but the granting of options is at the discretion of the Compensation Committee of the Board of Directors and is not a contractual obligation. Stock compensation plans are discussed in detail in the Notes to Consolidated Financial Statements.

Insurance Loss Reserves

Historically the Company has not experienced losses related to general or product liability claims, therefore no loss reserves have been created.

Accounting Terms and Characteristics

Net Sales

Our net sales are primarily generated through sales to our global dealer and distributor network and to original equipment manufacturers. We recognize sales when products are shipped. Our sales are largely of a consumer nature; therefore backlog levels are not necessarily indicative of our future sales results. We aim to achieve a quick turnaround on orders we receive, and we typically ship most orders within 72 hours.

Net sales are subject to some seasonal fluctuation. Typically, sales of our consumer products are highest in the second quarter, due to increased demand during the spring and summer marine season, and in the fourth quarter, due to increased demand during the holiday buying season. Our aviation products do not experience much seasonal variation, but are more influenced by the timing of the release of new products when the initial demand is typically the strongest.

Gross Profit

The most significant components of our cost of goods sold are raw material, labor and depreciation. Raw material costs, which are our most significant cost item, have come down slightly as a percentage of sales in recent years, as we have negotiated lower raw material costs with our key suppliers. As a result, gross profit has improved somewhat as a percentage of sales when compared with prior years.

In 2000, we experienced upward pricing pressures on our high technology components, but had offset those with efficiencies in our manufacturing processes. We did not experience significant pricing pressure in fiscal 2001 and fiscal 2002. Our existing practice of performing the design and manufacture of our products in-house has enabled us to utilize alternative lower cost components from different suppliers and, where necessary, to redesign our products to permit us to use these lower cost components. We believe that because of our practice of performing the design, manufacture and marketing of our products in-house, both our Shijr, Taiwan and Olathe, Kansas manufacturing plants have experienced relatively low costs of manufacturing, compared to our competition. In general, products manufactured in Taiwan have been our highest volume products. Our manufacturing labor costs historically have been lower in Taiwan than in Olathe.

Sales price variability has had and can be expected to have an effect on our gross profit. In the past, prices of some of our handheld devices sold into the consumer market have declined due to market pressures and introduction of new products sold at lower price points. The average selling prices of our aviation products have decreased due to product mix and market pressures partially offset by the introduction of more advanced products sold at higher prices. In conjunction with the effects of lower labor costs experienced on Taiwan production, the effect of the sales price variability inherent within the mix of GPS-enabled products sold could have a significant impact on our gross profit.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of:

- salaries for sales and marketing personnel;
- salaries and related costs for executives and administrative personnel;
- advertising, marketing, and other brand building costs;
- accounting and legal costs;
- information systems and infrastructure costs;
- travel and related costs; and
- occupancy and other overhead costs.

Since we plan to increase market penetration in the future, we expect selling, general and administrative expenses to continue to increase for the foreseeable future. We intend to increase advertising and marketing expenses in order to build increased brand awareness in the consumer marketplace, especially as we enter into new markets, such as wireless and personal digital assistants (PDA). We also intend to increase our customer call center support as our consumer segment continues to grow. We do not anticipate that these increased expenses will significantly impact our financial results in 2003 and subsequent periods.

Research and Development

The majority of our research and development costs represent salaries for our engineers, costs for high technology components used in product and prototype development, and costs of test equipment needed during product development.

We have continued to grow our research and development capabilities since our inception. Substantially all of the research and development of our products is performed in the United States.

We are committed to increasing the level of innovative design and development of new products as we strive for expanded ability to serve our existing consumer and aviation markets as well as new markets for GPS-enabled devices. We continue to grow our research and development budget on absolute terms. Research and development expenses may also grow at a faster rate when compared to our projected revenue growth for fiscal year 2003.

Customers

No customer accounted for greater than 10% of our sales in the year ended December 28, 2002. Our top ten customers accounted for approximately 25% of net sales. We have experienced average sales days in our customer accounts receivable between 35 and 45 days since 1998.

Income Taxes

We have experienced a relatively low effective tax rate in Taiwan due to lower marginal tax rates and substantial tax incentives offered by the Taiwanese government on certain high-technology capital investments. Therefore, profits earned in Taiwan have been taxed at a lower rate than those in the United States and Europe. As a result, our consolidated effective tax rate was approximately 22% during 2002. We have taken advantage of this tax benefit in Taiwan since our inception and we expect to continue to benefit from lower effective tax rates at least through 2007. The current Taiwan tax incentives that Garmin has received approval for will end in 2007. We have applied for additional incentives for years beyond 2007. However, there can be no assurance that such tax incentives will be granted after 2007.

Results of Operations

The following table sets forth our results of operations as a percentage of net sales during the periods shown:

	Fiscal Years Ended		
	Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	45.2%	46.3%	46.9%
Gross profit	54.8%	53.7%	53.1%
Operating expenses:			
Selling, general and administrative	9.8%	10.5%	9.4%
Research and development	6.9%	7.6%	6.3%
Total operating expenses	16.7%	18.1%	15.7%
Operating income	38.1%	35.6%	37.4%
Other income, net	1.2%	5.6%	3.4%
Income before income taxes	39.3%	41.2%	40.8%
Provision for income taxes	8.6%	10.5%	10.2%
Net income	30.7%	30.7%	30.6%

The following table sets forth our results of operations for each of our two segments through income before taxes during the periods shown. For each line item in the table, the total of the consumer and aviation segments' amounts equals the amount in the consolidated statements of income.

	Fiscal Years Ended					
	Dec. 28, 2002		Dec. 29, 2001		Dec. 30, 2000	
	Consumer	Aviation	Consumer	Aviation	Consumer	Aviation
	(in thousands)					
Net sales	$ 350,674	$114,470	$ 263,358	$ 105,761	$230,183	$115,558
Cost of goods sold	166,130	43,958	130,836	40,124	114,656	47,359
Gross profit	184,544	70,512	132,522	65,637	115,527	68,199
Operating expenses:						
Selling, general and administrative	35,114	10,339	29,018	9,691	23,756	8,913
Research and development	18,863	13,300	18,197	9,967	14,210	7,554
Total operating expenses	53,977	23,639	47,215	19,658	37,966	16,467
Operating income	130,567	46,873	85,307	45,979	77,561	51,732
Other income, net	4,292	1,002	17,204	3,545	10,542	1,087
Income before income taxes	$134,859	$47,875	$102,511	$49,524	$88,103	$52,819

Comparison of Fiscal Years Ended December 28, 2002 and December 29, 2001

Net Sales

Net sales increased $96.0 million, or 26.0%, to $465.1 million for fiscal year ended December 28, 2002, from $369.1 million for fiscal year ended December 29, 2001. The increase during fiscal 2002 was primarily due to the introduction of 22 new products and overall demand for our consumer products. Sales from our consumer products accounted for 75.4% of net revenues for fiscal 2002 compared to 71.3% during fiscal 2001. Sales from our aviation products accounted for 24.6% of net revenues for fiscal 2002 compared to 28.7% during fiscal 2001. Total consumer and aviation units sold increased 17.0% to 1,557,000 in 2002 from 1,331,000 in 2001. In general, management believes that continuous innovation and the introduction of new products are essential for future revenue growth.

Net sales for the consumer segment increased $87.3 million, or 33.2%, to $350.7 million for fiscal 2002 from $263.4 million for fiscal 2001. The increase was primarily due to the introduction of 18 new consumer products and overall demand for our consumer products as total units sold were up 17.1%. It is management's belief that the continued demand for the Company's consumer products is due to the emergence of the GPS market in general, and overall increased consumer awareness of the capabilities and applications of GPS.

Net sales for the aviation segment increased $8.7 million, or 8.2%, to $114.5 million for fiscal 2002 from $105.8 million for fiscal 2001. The increase for fiscal 2002 was primarily due to the introduction of four new products, increased penetration into the OEM market, and significant reductions of the restrictions placed on general aviation following the events of September 11, 2001. While Temporary Flight Restrictions (TFRs) continue to impact general aviation, the flying community is adapting to these changes and returning to the skies in greater numbers. Should the Federal Aviation Administration (FAA) impose more restrictions, or elect to shutdown U.S. airspace in the future, these factors could have a material adverse effect on our business.

Gross Profit

Gross profit increased $56.9 million, or 28.7%, to $255.1 million for fiscal year 2002 from $198.2 million in fiscal year 2001. The increase is primarily attributed to the introduction of 22 new products and overall demand for our consumer products. Gross profit as a percentage of net revenues improved to 54.8% in 2002 from 53.7% in 2001. The improvement in gross margin was primarily due to the introduction of new higher margin products, improved manufacturing efficiencies on many of the new products introduced throughout the year, and a reduction of material costs.

Gross profit for the consumer segment increased $52.0 million, or 39.3%, to $184.5 million for fiscal 2002 from $132.5 million in fiscal 2001. The increase is primarily attributed to the introduction of 18 new consumer products and overall demand for our consumer products. Gross profit as a percentage of net revenues for the consumer segment improved significantly to 52.6% for 2002 when compared to 50.3% for 2001.

Gross profit for the aviation segment increased $4.9 million, or 7.4%, to $70.5 million for fiscal 2002 from $65.6 million for fiscal 2001. The increase in gross profit is primarily due to the increase in revenues associated with the introduction of four new aviation products, increased penetration into the OEM market, and a return to less restricted airspace for general aviation aircraft. Gross profit as a percentage of net revenues decreased slightly to 61.6% in 2002 from 62.1% in 2001. This decrease as a percentage of net revenues for the aviation segment is primarily attributed to product mix as we experienced a 19.4% increase in lower margin panel mount unit sales during 2002 when compared to 2001.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $6.7 million, or 17.4%, to $45.5 million (9.8% of net revenues) for fiscal 2002 from $38.7 million (10.5% of net revenues) for fiscal 2001. Selling, general and administrative expenses increased $6.1 million, or 21.0%, in the consumer segment and increased $0.6 million, or 6.7% in the aviation segment. The increase in expense was primarily attributable to increases in employment generally across the organization (net increase of 146 employees), increased advertising costs (up 13.3%) associated primarily with new product releases, additional staffing in the customer call center, and increases in insurance premiums. Overall, selling, general and administrative expenses increased at a lower rate than revenues due to strong demand for newly introduced and existing consumer products. Management expects its selling, general and administrative expenses to increase approximately 12-15% during fiscal 2003 on an absolute dollar basis due to the anticipated introduction of new products for 2003.

Research and Development Expenses

Research and development expenses increased $4.0 million, or 14.2%, to $32.2 million (6.9% of net revenues) for fiscal year 2002 from $28.2 million (7.6% of net revenues) for fiscal year 2001. Research and development expenses increased $.67 million, or 3.7%, in the consumer segment and increased $3.3 million, or 33.4%, in the aviation segment. The increase in expense was primarily attributable to the development and introduction of 22 new products, and the addition of 67 new engineers to our staff during fiscal 2002. Management believes that one of the key strategic initiatives for future growth and success of the Company is continuous innovation, development, and introduction of new products. Management expects that its research and development expenses will increase approximately 20% to 25% during fiscal 2003 on an absolute dollar basis due to the anticipated introduction of new products for fiscal 2003. Management expects to continue to invest in the research and development of new products and technology in order to maintain the Company's competitive advantage in the markets in which it competes.

Other Income (Expense)

Other income (expense) principally consists of interest income, interest expense and foreign currency exchange gains and losses. Other income for fiscal year 2002 amounted to $5.3 million compared to other income of $20.7 million for fiscal year 2001, with the majority of this difference caused by foreign currency gains in 2001. Interest income for fiscal 2002 amounted to $6.5 million compared to $11.2 million for fiscal 2001, the decrease being attributable to the fall in interest rates, reducing the returns on the Company's cash and cash equivalents. Interest expense decreased to $1.3 million for fiscal 2002 from $2.2 million for fiscal 2001, due primarily to the reduction of debt and a lower interest rate environment during fiscal 2002.

During fiscal 2002 the Company's position was neutral with regard to foreign currency exchange gains and losses, as the U.S. Dollar was at approximately the same level at the beginning of 2002 relative to the New Taiwan Dollar (35.17 NTD/USD) as it was at the end of fiscal 2002 (34.90 NTD/USD). In fiscal 2001 there was an $11.6 million gain due to the significantly increased strength of the U.S. Dollar compared to the New Taiwan Dollar during 2001, when the exchange rate increased to 35.17 NTD/USD at December 29, 2001 from 33.01 NTD/USD at December 30, 2000.

Income Tax Provision

Income tax expense increased by $1.4 million, to $39.9 million, for fiscal year 2002 from $38.6 million for fiscal year 2001 due to our higher taxable income. The effective tax rate was 21.9% for fiscal 2002 versus 25.4% for fiscal 2001. The decrease in tax rate is due primarily to additional tax benefits received from Taiwan as a result of our continued capital investment in our manufacturing facilities there. Management believes that the effective tax rate for fiscal 2003 will be comparable to fiscal 2002.

Net Income

As a result of the above, net income increased 25.9% to $142.8 million for fiscal year 2002 compared to $113.4 million for fiscal year 2001.

Comparison of Fiscal Years Ended December 29, 2001 and December 30, 2000

Net Sales

Net sales increased $23.4 million, or 6.8%, to $369.1 million for fiscal year ended December 29, 2001, from $345.7 million for fiscal year ended December 30, 2000. The increase during fiscal 2001 was primarily due to the introduction of 25 new products and overall demand for our consumer products. Sales from our consumer products accounted for 71.3% of net revenues for fiscal 2001 compared to 66.6% during fiscal 2000. Sales from our aviation products accounted for 28.7% of net revenues for fiscal 2001 compared to 33.4% during fiscal 2000. Total consumer and aviation units increased 8.8% to 1,331,000 in 2001 from 1,223,000 in 2000.

Net sales for the consumer segment increased $33.2 million, or 14.4%, to $263.4 million for fiscal 2001 from $230.2 million for fiscal 2000. The increase was primarily due to the introduction of 22 new consumer products and overall demand for our consumer products as total units were up 9.7%.

Net sales for the aviation segment decreased $9.8 million, or 8.5%, to $105.8 million for fiscal 2001 from $115.6 million for fiscal 2000. The decrease for fiscal 2001 was primarily due to declining economic conditions and the shut down of U.S. airspace as a result of the terrorist attacks that occurred on September 11, 2001. In addition to the shut down of U.S. airspace, the general aviation industry was further impacted by the additional restrictions implemented by the Federal Aviation Administration (FAA) on those flights that fly utilizing Visual Flight Rules (VFR). The FAA restricted VFR flight inside 30 enhanced Class B (a 20-25 mile radius around the 30 largest metropolitan areas in the country) airspace areas. The Aircraft Owners and Pilots Association (AOPA) estimated that these restrictions affected approximately 41,800 general aviation aircraft based at 282 airports inside the 30 enhanced Class B airspace areas. The AOPA estimates that approximately 90% of all general aviation flights are conducted VFR, and that only 15% of general aviation pilots are current to fly utilizing Instrument Flight Rules (IFR). These restrictions impacted our revenues since many general aviation aircraft were grounded and were unable to fly to aviation dealers to buy our products. As a result of the factors indicated above, total aviation units sold during fiscal 2001 declined 9.3% when compared to fiscal 2000.

Gross Profit

Gross profit increased $14.5 million, or 7.9%, to $198.2 million for fiscal year 2001 from $183.7 million in fiscal year 2000. The increase is primarily attributed to the introduction of 25 new products and overall demand for our consumer products. Gross profit as a percentage of net revenues improved to 53.7% in 2001 from 53.1% in 2000. The improvement in gross margin was primarily due to the introduction of new higher margin products, improved manufacturing efficiencies on many of the new products introduced throughout the year, and a reduction of material costs.

Gross profit for the consumer segment increased $17.0 million, or 14.7%, to $132.5 million for fiscal 2001 from $115.5 million in fiscal 2000. The increase is primarily attributed to the introduction of 22 new consumer products and overall demand for our consumer products. Gross profit as a percentage of net revenues for the consumer segment remained relatively flat at 50.3% for 2001 when compared to 50.2% for 2000.

Gross profit for the aviation segment decreased $2.6 million, or 3.8%, to $65.6 million for fiscal 2001 from $68.2 million for fiscal 2000. The decline in gross profit was primarily due to the decrease in revenues associated with declining economic conditions and the shut down of U.S. airspace as a result of the terrorist attacks that occurred on September 11, 2001. Gross profit as a percentage of net revenues for the aviation segment improved to 62.1% in 2001 from 59.0% in 2000. This improvement as a percentage of net revenues was primarily attributed to product mix as we experienced a 13.9% increase in higher margin panel mount unit sales during 2001 when compared to 2000.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $6.0 million, or 18.5%, to $38.7 million (10.5% of net revenues) for fiscal 2001 from $32.7 million (9.4% of net revenues) for fiscal 2000. Selling, general and administrative expenses increased $5.3 million, or 22.2%, in the consumer segment and increased $0.8 million, or 8.7% in the aviation segment. The increase in expense was primarily attributable to increases in employment generally across the organization (net increase of 32 employees), increased advertising costs (up 27.6%) associated with new product releases, increased costs associated with being a public company, and increases in insurance premiums. Overall, selling, general and administrative expenses increased at a higher rate than revenues due to the need to ramp-up for the release of new products.

Research and Development Expenses

Research and development expenses increased $6.4 million, or 29.4%, to $28.2 million (7.6% of net revenues) for fiscal year 2001 from $21.8 million (6.3% of net revenues) for fiscal year 2000. Research and development expenses increased $4.0 million, or 28.1%, in the consumer segment and increased $2.4 million, or 31.9%, in the aviation segment. The increase in expense was primarily attributable to the development and introduction of 25 new products, and the addition of 50 new engineers to our staff during fiscal 2001.

Other Income (Expense)

Other income (expense) principally consists of interest income, interest expense and foreign currency exchange gains and losses. Other income for fiscal year 2001 amounted to $20.7 million compared to other income of $11.6 million for fiscal year 2000. Interest income for fiscal 2001 amounted to $11.2 million compared to $6.9 million for fiscal 2000, the increase being attributable to the growth of the Company's cash and cash equivalents from profitable operations during the period on which interest income was earned. Interest expense decreased to $2.2 million for fiscal 2001 from $2.3 million for fiscal 2000, due primarily to the reduction of debt and a lower interest rate environment during fiscal 2001.

We recognized a foreign currency exchange gain of $11.6 million for fiscal 2001 compared to a gain of $7.0 million for fiscal 2000. The $11.6 million gain was due to the significantly increased strength of the U.S. Dollar compared to the New Taiwan Dollar during 2001, when the exchange rate increased to 35.17 NTD/USD at December 29, 2001 from 33.01 NTD/USD at December 30, 2000. The $7.0 million gain during 2000 was due to the significantly increased strength of the U.S. Dollar compared to the New Taiwan Dollar during 2000, when the exchange rate increased to 33.01 NTD/USD at December 30, 2000 from 31.30 NTD/USD at December 25, 1999.

Income Tax Provision

Income tax expense increased by $3.3 million, to $38.6 million, for fiscal year 2001 from $35.3 million for fiscal year 2000 due to our higher taxable income. The effective tax rate was 25.4% for fiscal 2001 versus 25.0% for fiscal 2000. The increase is attributable to the source of taxable income between each of our subsidiaries changing slightly during 2001.

Net Income

As a result of the above, net income increased 7.4% to $113.4 million for fiscal year 2001 compared to $105.7 million for fiscal year 2000.

Liquidity and Capital Resources

Net cash generated by operations was $175.4 million, $130.0 million, and $83.5 million for fiscal years 2002, 2001, and 2000, respectively. We operate with a strong customer driven approach and therefore carry sufficient inventory to meet customer demand. Because we desire to respond quickly to our customers and minimize order fulfillment time, our inventory levels are generally high enough to meet most demand. We also attempt to carry sufficient inventory levels on key components so that potential supplier shortages have as minimal an impact as possible on our ability to deliver our finished products. We do not anticipate that our inventory management techniques will have a negative impact on our financial results in the future. We were able to reduce inventory levels during fiscal year 2002 by $3.6 million when compared to fiscal year end 2001, without impairing our ability to meet customer demand, by effectively managing the introduction of 22 new products during the year. We expect that inventory levels may increase during fiscal 2003 due to anticipated increase in sales.

During fiscal 2002, our capital expenditures totaled $12.4 million, which was $2.5 million less than during 2001. In fiscal 2001 and 2000, our capital expenditures totaled approximately $14.9 million and $24.8 million, respectively. The expenditures in fiscal 2002 were primarily related to general corporate purposes ($9.8 million) and the addition of surface-mount production equipment in both the Olathe, Kansas and Shijr, Taiwan facilities ($2.6 million). The expenditures in fiscal 2001 were incurred primarily for the completed expansion of our Olathe, Kansas facility ($3.2 million), the construction of our new flight test and certification facility ($1.6 million) located at the New Century Airport near Olathe, Kansas, and for general corporate purposes. The expenditures in fiscal 2000 were incurred primarily to increase our manufacturing capacity both in the United States and in Taiwan. We financed these capital expenditures through net operating cash flow and debt from outside financial institutions.

We expect our future capital requirements to include construction costs related to our recently-announced facilities expansion in Olathe, Kansas, and purchases of production machinery and equipment to expand capacity. A portion will also be used for conversion of available space in our Olathe, Kansas building for manufacturing use and expansion of our manufacturing operations within our facility in Shijr, Taiwan. We may use a portion of the net proceeds from our December 2000 Initial Public Offering ("IPO") to acquire targeted strategic businesses, and we continue to look for these opportunities.

In addition to capital expenditures, cash flow used in investing activities principally relates to the purchase of fixed income securities associated with the investment of our on-hand cash balances and approximately $13.5 million related to the purchase of licenses, of which $11.5 million consists of prepaid royalties under our license agreement with PalmSource, Inc. for the Palm Operating System. It is management's goal to invest the on-hand cash consistent with the Company's investment policy, which has been approved by the Board of Directors. The investment policy's primary purpose is to preserve capital, maintain an acceptable degree of liquidity, and maximize yield within the constraint of maximum safety. The Company's average return on its investments during fiscal year 2002 was approximately 1.6%.

Cash flow used in financing activities during 2002 relates primarily to the reduction of our debt. The Company retired approximately $12.2 million of its long-term debt during fiscal 2002, consisting in good part of an outstanding issue of industrial revenue bonds. The employee stock purchase program and stock option exercises were sources of cash in 2002. The Company retired approximately $14.2 million of its long-term debt during fiscal 2001. The Company repurchased 595,200 shares of its common stock under its stock repurchase program that was approved by the Board of Directors on September 24, 2001 and expired on December 31, 2002. The cash flow source from financing activities during 2000 was due primarily to the issuance of debt and IPO proceeds less dividend distributions.

We currently use cash flow from operations to fund our capital expenditures, to repay debt and to support our working capital requirements. We expect that future cash requirements will principally be for capital expenditures, repayment of indebtedness, and working capital requirements.

Cash dividends paid to stockholders were $0.0 million, $0.0 million, and $29.0 million during fiscal years 2002, 2001 and 2000, respectively. Included in cash dividends for fiscal 2000 was a special one-time dividend of $17.4 million that was paid in order to provide funds to shareholders to pay withholding taxes and stock transfer taxes related to the reorganization of Garmin Corporation.

We believe that our existing cash balances and cash flow from operations will be sufficient to meet our projected capital expenditures, working capital and other cash requirements at least through the end of fiscal 2003.

Contractual Obligations and Commercial Commitments

On March 23, 2000, Garmin International, Inc. completed a $20.0 million 20-year Taxable Industrial Revenue Bond issuance (the "2000 Bonds") for the expansion of its Olathe, Kansas facility. At December 28, 2002, outstanding principal under the 2000 Bonds totaled $20.0 million. Interest on the 2000 Bonds is payable monthly at a variable interest rate (1.50% at December 28, 2002), which is adjusted weekly to the current market rate as determined by the remarketing agent of the 2000 Bonds with principal due upon maturity on April 15, 2020.

The 2000 Bonds are secured by an irrevocable letter of credit totaling $20.3 million with facility fees of 0.75%. This renewable letter of credit initially expires on September 20, 2004. The bank has required a sinking fund be established with principal payments on long-term debt beginning in 2004 of $4,002 with semiannual payments of $667 thereafter.

On January 1, 1995, Garmin International, Inc. completed a $9.5 million 30-year Tax-Exempt Industrial Revenue Bond issuance for the construction of its new corporate headquarters located in Olathe, Kansas. Upon completion of the project in 1996, Garmin International retired bonds totaling $0.2 million. During May of fiscal 2002, the remainder of the outstanding bonds were retired by Garmin International, Inc. for a total of $9.4 million.

The reimbursement agreements entered into by Garmin International, Inc. in connection with the 2000 Bonds contain restrictive covenants, which include, among other things, financial covenants requiring minimum cash flow leverage, maximum capitalization, minimum tangible net worth, and other affirmative and negative covenants. We do not expect these limitations to have a material effect on our business or results of operations. We are in compliance with all covenants contained in the reimbursement agreements.

During 1999, Garmin Corporation borrowed $18.0 million to finance the purchase of land and a new manufacturing facility in Shijr, Taiwan. The outstanding balance of $2.8 million at December 29, 2001, was paid in full in January 2002.

We utilize interest rate swap agreements to manage interest rate exposure. The principal objective of such financial derivative contracts is to moderate the effect of fluctuations in interest rates. We, as a matter of policy, do not speculate in financial markets and therefore do not hold these contracts for trading purposes. We utilize what are considered simple instruments, such as non-leveraged interest rate swaps, to accomplish our objectives.

The Company has the option at any time to retire a portion or all of its long-term debt. The Company believes the funds necessary to fulfill these debt obligations and commitments will be generated in the course of normal business operations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Recent Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, *"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)."* The provisions of this statement are effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect that the adoption of this statement will have a significant impact on the Company's financial position as no exit or disposal activities are currently planned.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure.* This statement requires all entities with stock-based employee compensation arrangements to provide additional disclosures in their summary of significant accounting policies note. Since the Company uses the intrinsic value method of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* the accounting policies note will include a tabular presentation of pro forma net income and earnings per share using the fair value method prescribed by SFAS No. 123, *Accounting for Stock-Based Compensation.* Also, SFAS No. 148 permits entities changing to the fair value method of accounting for employee stock compensation to choose from one of three transition methods — the prospective method, the modified prospective method, or the retroactive restatement method. Finally, SFAS No. 148 will require the Company to make interim-period pro forma disclosures if stock-based compensation is accounted for under the intrinsic value method in any period presented. The expanded annual disclosure requirements and the transition provisions are effective for the Company's fiscal year 2002. The new interim period disclosures are required in the Company's financial statements for interim periods beginning in the first quarter of fiscal 2003. This statement has not had and is not expected to have a material impact on the Company's results of operations or financial condition.

In October 2001, the FASB issued SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* which is effective for fiscal years beginning after December 15, 2001. This new standard supersedes SFAS No. 121, *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,"* providing one accounting model for the review of asset impairment. SFAS No. 144 retains much of the recognition and measurement provisions of SFAS No. 121, but removes goodwill from its scope. It also requires long-lived assets to be disposed of other than by sale to be considered as held and used until disposed of, requiring the depreciable life to be adjusted as an accounting change. Criteria to classify long-lived assets to be disposed of by sale has changed from SFAS No. 121, but these costs continue to be reported at the lower of their carrying amount or fair value less cost to sell, and will cease to be depreciated.

SFAS No. 144 also supersedes the section of the APB Opinion No. 30, which prescribes reporting for the effects of a disposal of a segment of a business. SFAS No. 144 retains the basic presentation provisions of the opinion, but requires losses on a disposal or discontinued operation to be recognized as incurred. It also broadens the definition of a discontinued operation to include a component of an entity. The adoption of this statement has not had and is not expected to have a material impact on our financial condition or results of operations.

In July 2001, the FASB issued SFAS No. 143, *"Accounting for Asset Retirement Obligations."* The objective of this statement is to provide accounting guidance for legal obligations associated with the retirement of long-lived assets by requiring the fair value of a liability for the asset retirement obligation to be recognized in the period in which it is incurred. When the liability is initially recognized, the asset retirement costs should also be capitalized by increasing the carrying amount of the related long-lived asset. The liability is then accreted to its present value each period and the capitalized costs are depreciated over the useful life of the associated asset. This statement is effective for fiscal years beginning after June 15, 2002, and is not expected to have a material impact on our financial statements.

In June 2001, the FASB issued SFAS No. 141, *"Business Combinations,"* and SFAS No. 142, *"Goodwill and Other Intangible Assets."* SFAS No. 141 supercedes APB Opinion No. 16, *"Business Combinations,"* and SFAS No. 28, *"Accounting for Pre-acquisition Contingencies of Purchased Enterprises."* This statement requires accounting for all business combinations using the purchase method, and changes the criteria for recognizing intangible assets apart from goodwill. This statement is effective for all business combinations initiated after June 30, 2001. SFAS No. 142 supercedes APB Opinion No. 17, *"Intangible Assets"* and addresses how purchased intangibles should be accounted for upon acquisition. The statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. All intangibles are subject to periodic impairment testing and are adjusted down to fair value. This statement is effective for fiscal years beginning after December 15, 2001, and its adoption has not had and is not expected to have a material impact on our financial condition or results of operations.

In June 1998 and June 1999, the FASB issued SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* and SFAS No. 137, *"Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133"*. These statements require companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 was effective for our fiscal year ending December 29, 2001. The adoption of SFAS No. 133 has not had a material impact on our financial condition or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Market Sensitivity

We have market risk primarily in connection with the pricing of our products and services and the purchase of raw materials. Product pricing and raw materials costs are both significantly influenced by semiconductor market conditions. Historically, during cyclical industry downturns, we have been able to offset pricing declines for our products through a combination of improved product mix and success in obtaining price reductions in raw materials costs.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial condition and results of operations.

Foreign Currency Exchange Rate Risk

The operation of the Company's subsidiaries in international markets results in exposure to movements in currency exchange rates. We generally have not been significantly affected by foreign exchange fluctuations because, until recently, the Taiwan Dollar has proven to be relatively stable. However, during 2000 and 2001 we experienced significant foreign currency gains due to the strengthening of the U.S. dollar. The potential of volatile foreign exchange rate fluctuations in the future could have a significant effect on our results of operations.

The principal currency involved is the New Taiwan Dollar. Garmin Corporation, located in Shijr, Taiwan uses the local currency as the functional currency. The Company translates all assets and liabilities at year-end exchange rates and income and expense accounts at average rates during the year. In order to minimize the effect of the currency exchange fluctuations on our net assets, we have elected to retain most of our Taiwan subsidiary's cash in U.S. dollars. As discussed above, the exchange rate can be volatile. While the net effect of foreign currency moves in fiscal 2002 was neutral, there were significant shifts in the exchange rate throughout 2002. The exchange rate increased 6.5% during 2001 and resulted in a foreign currency gain of $11.6 million. If the exchange rate decreased by a similar percentage, a comparable foreign currency loss would be recognized. A 10% positive or negative change in the US dollar exchange rate versus the New Taiwan Dollar would have resulted in a foreign currency gain of $18.7 million (positive 10% change) or a foreign currency loss of $18.9 million (negative 10% change), respectively during 2002.

Interest Rate Risk

As of December 28, 2002, we have interest rate risk in connection with our industrial revenue bonds that bear interest at a floating rate. Garmin International, Inc. entered into two interest rate swap agreements, one on July 1, 2000 ($10.0 million notional) and another on February 6, 2001 ($5.0 million notional), totaling $15.0 million to modify the characteristics of its outstanding long-term debt from a floating rate to a fixed rate basis. These agreements involve the receipt of floating rate amounts in exchange for fixed rate interest payments over the life of the agreements without an exchange of the underlying principal amount. The estimated fair value of the interest swap agreements of $1.0 million is the amount we would be required to pay to terminate the swap agreements at December 28, 2002. A 10% positive or negative change in the floating counterparty interest rates associated with the swaps would change the estimated fair value of the interest rate swap agreements to $0.9 million (positive 10% change) or $1.1 million (negative 10% change), respectively.

The Company's average outstanding debt during fiscal 2002 was approximately $26 million. The average interest rate on debt during fiscal 2002 was 5.0%. The average outstanding debt during fiscal year 2001 was approximately $39.3 million. The average interest rate on debt during fiscal 2001 was 5.5%. A 10% positive or negative change in the average interest rate during fiscal 2002 would have resulted in interest expense of $1.4 million (positive 10% change) or $1.2 million (negative 10% change), respectively. This compares to the actual interest expense of $1.3 million during fiscal 2002.

In addition, at December 28, 2002 the Company is exposed to interest rate risk in connection with its investments in marketable securities. As interest rates change, the unrealized gains and losses associated with those securities will fluctuate accordingly. A hypothetical change of 10% in interest rates would not have a material effect on such unrealized gains or losses. At December 28, 2002 unrealized gains on those securities were $1.2 million.

CONSOLIDATED FINANCIAL STATEMENTS

Garmin Ltd. and Subsidiaries

Years Ended December 28, 2002, December 29, 2001, and December 30, 2000

Contents

Report of Independent Auditors

The Board of Directors and Stockholders
Garmin Ltd.

We have audited the accompanying consolidated balance sheets of Garmin Ltd. and subsidiaries (the Company) as of December 28, 2002 and December 29, 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 28, 2002. Our audits also included the financial statement schedule listed in the index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Garmin Ltd. and subsidiaries at December 28, 2002 and December 29, 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 28, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Kansas City, Missouri
January 31, 2003

/s/ Ernst & Young LLP
Ernst & Young LLP

Garmin Ltd. and Subsidiaries
Consolidated Balance Sheets
(In Thousands, Except Share and Per Share Information)

	December 28, 2002	December 29, 2001
Assets		
Current assets:		
Cash and cash equivalents	$216,768	$192,842
Marketable securities (Note 3)	113,336	40,835
Accounts receivable, less allowance for doubtful accounts of $3,153 in 2002 and $2,627 in 2001	58,278	47,998
Inventories	57,507	61,132
Deferred income taxes (Note 8)	14,847	13,836
Prepaid expenses and other current assets	4,490	2,921
Total current assets	465,226	359,564
Property and equipment (Note 5):		
Land and improvements	20,517	20,414
Building and improvements	33,952	32,864
Office furniture and equipment	15,086	11,365
Manufacturing equipment	18,920	17,282
Engineering equipment	15,730	11,671
Vehicles	2,286	1,671
	106,491	95,267
Accumulated depreciation	32,051	25,181
	74,440	70,086
Restricted cash (Notes 5 and 6)	1,598	1,600
Marketable securities (Note 3)	132,372	90,749
License agreements, net	19,370	11,408
Other intangible assets	5,109	5,577
Total assets	$698,115	$538,984
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$32,446	$18,837
Salaries and benefits payable	4,178	3,308
Accrued warranty costs	5,949	4,777
Accrued sales program costs	4,752	2,518
Other accrued expenses (Note 9)	8,000	2,967
Income taxes payable	18,080	19,273
Current portion of long-term debt (Note 5)	–	4,177
Total current liabilities	73,405	55,857
Long-term debt, less current portion (Note 5)	20,000	28,011
Deferred income taxes (Note 8)	2,211	1,147
Stockholders' equity:		
Preferred stock, $1.00 par value, 1,000,000 shares authorized, none issued	–	–
Common stock, $0.01 par value, 500,000,000 shares authorized (Notes 12 and 13):		
Shares issued and outstanding – 107,919,766 in 2002 and 107,774,918 in 2001	1,080	1,078
Additional paid-in capital	129,431	127,131
Retained earnings (Note 6)	507,884	365,087
Accumulated other comprehensive loss	(35,896)	(39,327)
Total stockholders' equity	602,499	453,969
Total liabilities and stockholders' equity	$698,115	$538,984

See accompanying notes.

Garmin Ltd. and Subsidiaries
Consolidated Statements of Income
(In Thousands, Except Per Share Information)

	Year Ended		
	December 28, 2002	December 29, 2001	December 30, 2000
Net sales	$465,144	$369,119	$345,741
Cost of goods sold	210,088	170,960	162,015
Gross profit	255,056	198,159	183,726
Selling, general, and administrative expenses	45,453	38,709	32,669
Research and development expense	32,163	28,164	21,764
	77,616	66,873	54,433
Operating income	177,440	131,286	129,293
Other income (expense):			
Interest income	6,466	11,164	6,925
Interest expense	(1,329)	(2,174)	(2,287)
Foreign currency	11	11,573	6,962
Other	146	186	29
	5,294	20,749	11,629
Income before income taxes	182,734	152,035	140,922
Income tax provision (benefit):			
Current	40,510	40,610	39,723
Deferred	(573)	(2,023)	(4,464)
	39,937	38,587	35,259
Net income	$142,797	$113,448	$105,663
Basic and diluted net income per share (Note 14)	$1.32	$1.05	$1.05

See accompanying notes.

Garmin Ltd. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(In Thousands, Except Share and Per Share Information)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Dollars				
Balance at December 25, 1999	100,000	$1,000	$29,593	$176,431	$(12,425)	$194,599
Net income	–	–	–	105,663	–	105,663
Translation adjustment	–	–	–	–	(10,483)	(10,483)
Comprehensive income						95,180
Cash dividend ($0.29 per share)	–	–	–	(28,954)	–	(28,954)
Issuance of common stock in initial public offering, net of offering costs	8,242	82	104,332	–	–	104,414
Balance at December 30, 2000	108,242	1,082	133,925	253,140	(22,908)	365,239
Net income	–	–	–	113,448	–	113,448
Translation adjustment	–	–	–	–	(15,519)	(15,519)
Adjustment related to effective portion of cash flow hedges, net of income tax effects of $579	–	–	–	–	(900)	(900)
Comprehensive income						97,029
Issuance of common stock from exercise of stock options	5	1	70	–	–	71
Issuance of common stock through stock purchase plan	123	1	1,463	–	–	1,464
Purchase and retirement of common stock	(595)	(6)	(8,327)	(1,501)	–	(9,834)
Balance at December 29, 2001	107,775	1,078	127,131	365,087	(39,327)	453,969
Net income	–	–	–	142,797	–	142,797
Translation adjustment	–	–	–	–	2,456	2,456
Adjustment related to effective portion of cash flow hedges, net of income tax effects of $170	–	–	–	–	263	263
Adjustment related to unrealized gains on available-for-sale securities, net of income tax effects of $455	–	–	–	–	712	712
Comprehensive income						146,228
Issuance of common stock from exercise of stock options	74	1	1,252	–	–	1,253
Issuance of common stock through stock purchase plan	70	1	1,048	–	–	1,049
Balance at December 28, 2002	**107,919**	**$1,080**	**$129,431**	**$507,884**	**$(35,896)**	**$602,499**

See accompanying notes.

Garmin Ltd. and Subsidiaries
Consolidated Statements of Cash Flows
(In Thousands)

	Year Ended		
	December 28, 2002	December 29, 2001	December 30, 2000
Operating activities			
Net income	$142,797	$113,448	$105,663
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	8,279	7,341	7,104
Amortization	7,852	3,527	465
(Gain) Loss on disposal of property and equipment	(7)	23	1,605
Provision for doubtful accounts	941	1,137	911
Provision for obsolete and slow-moving inventories	688	4,000	5,915
Foreign currency translation	600	(5,593)	(4,831)
Deferred income taxes	(573)	(2,023)	(4,464)
Changes in operating assets and liabilities:			
Accounts receivable	(10,854)	(17,894)	(3,250)
Inventories	3,173	22,958	(48,024)
Prepaid expenses and other current assets	(1,568)	(447)	(373)
Accounts payable	13,604	(2,657)	7,961
Accrued expenses	9,716	(1,016)	999
Income taxes payable	760	7,187	13,812
Net cash provided by operating activities	175,408	129,991	83,493
Investing activities			
Purchases of property and equipment	(12,424)	(14,883)	(24,821)
Proceeds from sale of property and equipment	18	239	5,919
Purchases of marketable securities	(869,112)	(1,684,985)	-
Sales of marketable securities	753,998	1,553,401	-
Purchase of assets of Sequoia Instruments, Inc.	-	(3,625)	-
Purchases of licenses	(13,525)	(12,028)	(4,251)
Change in restricted cash	2	4,239	(5,856)
Other	(29)	(748)	95
Net cash used in investing activities	(141,072)	(158,390)	(28,914)
Financing activities			
Dividends	-	-	(28,954)
Proceeds from issuance of common stock, net of offering costs	-	-	104,414
Proceeds from issuance of common stock through stock purchase plan	1,049	1,464	-
Proceeds from issuance of common stock from exercise of stock options	1,026	71	-
Proceeds from issuance of Industrial Revenue Bonds	-	-	20,000
Principal payments on long-term debt	(12,236)	(14,189)	-
Principal payments on notes payable	-	-	(5)
Purchases of common stock	-	(9,834)	-
Net cash (used in) provided by financing activities	(10,161)	(22,488)	95,455
Effect of exchange rate changes on cash	(249)	(8,002)	(2,382)
Net increase (decrease) in cash and cash equivalents	23,926	(58,889)	147,652
Cash and cash equivalents at beginning of year	192,842	251,731	104,079
Cash and cash equivalents at end of year	$216,768	$192,842	$251,731

Garmin Ltd. and Subsidiaries
Consolidated Statements of Cash Flows (continued)
(In Thousands)

	Year Ended		
	December 28, 2002	December 29, 2001	December 30, 2000
Supplemental disclosures of cash flow information			
Cash paid during the year for income taxes	$39,992	$38,844	$28,788
Cash received during the year from income tax refunds	$ -	$ -	$ 12
Cash paid during the year for interest, net of $405 of capitalized interest in 2000	$ 1,325	$ 2,011	$ 2,223
Supplemental disclosures of non-cash investing and financing activities			
Change in liability recognized in accrued expenses related to cash flow hedges and charge to accumulated other comprehensive loss	$433	$ 1,479	$ -
Change in marketable securities related to unrealized appreciation	$1,167	$ -	$ -

See accompanying notes.

GARMIN LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share and Per Share Information)
December 28, 2002 and December 29, 2001

Note 1. Organization

On July 24, 2000, the stockholders of Garmin Corporation (GARMIN) incorporated Garmin Ltd. (the Company) under the laws of the Cayman Islands. Subsequently, the stockholders of GARMIN executed a Shareholders Agreement to transfer to Garmin Ltd. their investments in 88,988,394 common shares of stock of GARMIN. These shares, which represented approximately 100% of the issued and outstanding common stock of GARMIN as of July 24, 2000, were used by the stockholders to pay for their subscriptions to 100,000,000 common shares of Garmin Ltd. at a par value of $0.01 or an aggregate value of $1,000. As such, the exchange of shares in this reorganization between GARMIN and the newly formed holding company, Garmin Ltd., completed on September 22, 2000, has been accounted for at historical cost similar to that in pooling-of-interests accounting. Until April 15, 2002, one share of GARMIN stock was held by each of six shareholders as nominees under nominee trusts in order to comply with Article 2 of the Company Law of Taiwan which required that, as a "company limited by stock", GARMIN have at least seven shareholders, and 4,000 shares of GARMIN were held by two shareholders who did not convert their GARMIN shares to common shares of the Company. These 4,006 shares represented approximately 0.004% of the outstanding shares of GARMIN. Taiwan company law was recently changed to remove the requirement that a Taiwan company have a minimum of seven shareholders and to permit single shareholder companies. As of April 15, 2002, the Company has acquired the 4,000 shares of GARMIN that were held by the two shareholders and the six nominee shareholders have each transferred their own share of GARMIN stock to the Company. As a result, the Company now owns all of the outstanding shares of GARMIN. As discussed in Note 12, Garmin Ltd. completed an initial public offering of its common stock in December 2000.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Accordingly, the accompanying consolidated financial statements reflect the accounts of Garmin Ltd. and its wholly owned subsidiaries as if the reorganization described in Note 1 was effective for all periods presented. All significant inter-company balances and transactions have been eliminated.

Nature of Business

Garmin Ltd. and subsidiaries (together, the Company) manufacture, market, and distribute Global Positioning System-enabled products and other related products. GARMIN was incorporated in Taiwan, Republic of China on January 16, 1990. GARMIN is primarily responsible for the manufacturing and distribution of the Company's products to Garmin International, Inc. (GII) and Garmin (Europe) Limited (GEL) and, to a lesser extent, new product development and sales and marketing of the Company's products in Asia and the Far East. In April 1990, a 100%-owned subsidiary, Garmin International, Inc., was incorporated in the United States. GII is primarily responsible for sales and marketing of the Company's products in many international markets and in the United States as well as research and new product development. GII also manufactures certain products for the Company's aviation segment. During June 1992, GII formed Garmin (Europe) Limited, a wholly owned subsidiary in the United Kingdom, to sell its products principally within the European market. During 2000, GII sold its interest in GEL to Garmin Ltd. As a result, GEL is now a direct subsidiary of Garmin Ltd. Also during 2000, Garmin Realty LLC was formed by GII to hold certain real estate. In December 2001, GII formed Garmin USA as a sales organization.

(In Thousands, Except Share and Per Share Information)

Note 2. Summary of Significant Accounting Policies (continued)

Fiscal Year

The Company has adopted a 52–53-week period ending on the last Saturday of the calendar year. Due to the fact that there are not exactly 52 weeks in a calendar year and there is slightly more than one additional day per year (not including the effects of leap year) in each calendar year as compared to a 52-week fiscal year, the Company will have a fiscal year comprising 53 weeks in certain fiscal years, as determined by when the last Saturday of the calendar year occurs.

In those resulting fiscal years that have 53 weeks, the Company will record an extra week of sales, costs, and related financial activity. Therefore, the financial results of those fiscal years, and the associated 14-week quarter, will not be exactly comparable to the prior and subsequent 52-week fiscal years and the associated quarters having only 13 weeks. Fiscal 2002 and 2001 included 52 weeks while fiscal 2000 was comprised of 53 weeks.

Foreign Currency Translation

GARMIN utilizes the New Taiwan Dollar as its functional currency. Prior to 2001, GEL utilized the British pound sterling as its functional currency. However, as a result of an increase in United States dollar-denominated transactions, GEL changed its functional currency to the United States dollar effective December 31, 2000. The impact of this change was not material. In accordance with Statement of Financial Accounting Standards (SFAS) No. 52, Foreign Currency Translation, the financial statements of GARMIN for all periods presented and GEL for fiscal 2000 have been translated into United States dollars, the functional currency of Garmin Ltd. and GII, and the reporting currency herein, for purposes of consolidation at rates prevailing during the year for sales, costs, and expenses and at end-of-year rates for all assets and liabilities. The effect of this translation is recorded in a separate component of stockholders' equity. Cumulative translation adjustments of $35,971 and $38,427 as of December 28, 2002 and December 29, 2001, respectively, have been included in accumulated other comprehensive loss in the accompanying consolidated balance sheets.

Transactions in foreign currencies are recorded at the approximate rate of exchange at the transaction date. Assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. All differences are recorded in results of operations and amounted to exchange gains of approximately $11, $11,573, and $6,962 for the years ended December 28, 2002, December 29, 2001, and December 30, 2000, respectively. The gain in fiscal 2002 is not material due to insignificant changes in the exchange rates during the year. The gain in fiscal 2001 is the result of the strengthening of the United States dollar compared to the New Taiwan Dollar in the second and fourth quarters of fiscal 2001 while the gain in fiscal 2000 is principally attributable to the strengthening of the United States dollar compared to the New Taiwan Dollar in the fourth quarter of fiscal 2000. These gains are included in other income in the accompanying consolidated statements of income.

Earnings Per Share

Basic earnings per share amounts are computed based on the weighted-average number of common shares outstanding. For purposes of diluted earnings per share, the number of shares that would be issued from the exercise of dilutive stock options has been reduced by the number of shares which could have been purchased from the proceeds of the exercise at the average market price of the Company's stock during the period the options were outstanding. See Note 14.

Note 2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, operating accounts, money market funds, and securities with maturities of three months or less when purchased. The carrying amount of cash and cash equivalents approximates fair value, given the short maturity of those instruments.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted-average method (which approximates the first-in, first-out (FIFO) method) by GARMIN and the FIFO method by GII and GEL. Inventories consisted of the following:

	December 28, 2002	December 29, 2001
Raw materials	$24,177	$26,381
Work-in-process	10,936	9,582
Finished goods	31,818	34,723
Inventory reserves	(9,424)	(9,554)
	$57,507	$61,132

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Buildings and improvements	8–55 years
Office furniture and equipment	3–8 years
Manufacturing and engineering equipment	3–8 years
Vehicles	3–5 years

Long-Lived Assets

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be fully recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. That assessment shall be based on the carrying amount of the asset at the date it is tested for recoverability. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. SFAS No. 144 has not had an impact on the company's consolidated financial statements.

Intangible Assets

On December 30, 2001, the Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets.* The statement addresses how goodwill and other intangible assets should be accounted for and tested for impairment. The standard requires intangibles to be identified as either finite-lived or indefinite lived. Indefinite-lived intangible assets are no longer subject to amortization, yet are to be tested for impairment annually and on an interim basis if events or changes in circumstances between annual tests indicate that the asset might be impaired. The impairment test requires the determination of the fair value of the intangible asset. If the fair value of the intangible asset is less than its carrying value, an impairment loss should be recognized in an amount equal to the difference. The asset will then be carried at its new fair value. Finite lived intangible assets are still subject to amortization and are reviewed for impairment in accordance with SFAS No. 144. The adoption of this statement did not have a material impact on the Company.

Note 2. Summary of Significant Accounting Policies (continued)

Finite-lived intangible assets principally consist of costs incurred with certain licensing agreements with a net book value of approximately $19,370 and $11,408 at December 28, 2002 and December 29, 2001, respectively. Licenses are being amortized over the lives of the related license agreements, which are generally three years. Accumulated amortization is approximately $10,377 and $5,100 at December 28, 2002 and December 29, 2001, respectively.

Other intangible assets consist of patents as well as goodwill and other intangible assets acquired in the Company's purchase of Sequoia Instruments, Inc. in November 2001. The total purchase price of $3,625 was allocated to goodwill, developed technology, and other intangibles. The purchase included additional consideration of $1,000 contingent on the completion of certain activities expected to occur in 2003 and thereafter.

Patents and other finite lived intangible assets with a net book value of $3,153 and $2,725 are being amortized over the estimated useful lives of the related assets, which is generally five to ten years. Accumulated amortization is $547 and $391 at December 28, 2002 and December 29, 2001, respectively. No amortization expense was recorded related to goodwill during 2002 as a result of adopting SFA No. 142.

Marketable Securities

Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation as of each balance sheet date.

Debt securities not classified as held-to-maturity and marketable equity securities not classified as trading are classified as available-for-sale. All of the Company's marketable securities are considered available-for-sale at December 28, 2002. See Note 3. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. During 2002, significant unrealized gains of $1,167 were reported in other comprehensive income, net of related taxes.

The amortized cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Realized gains and losses, and declines in value judged to be other-than-temporary are included in net securities gains (losses). The cost of securities sold is based on the specific identification method. Realized gains and losses on available-for-sale securities were not material.

Income Taxes

The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. The liability method provides that deferred tax assets and liabilities are recorded based on the difference between the tax bases of assets and liabilities and their carrying amount for financial reporting purposes as measured by the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income taxes have not been accrued at the GARMIN level for the unremitted earnings of GII totaling approximately $122,315 and $96,948 at December 28, 2002 and December 29, 2001, respectively, because such earnings are intended to be reinvested in this subsidiary indefinitely. Income taxes have also not been accrued by the Company for the unremitted earnings of GARMIN or GEL because such earnings are also intended to be reinvested in these subsidiaries indefinitely.

Note 2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company grants credit to certain customers who meet the Company's pre-established credit requirements. Generally, the Company does not require security when trade credit is granted to customers. Credit losses are provided for in the Company's consolidated financial statements and consistently have been within management's expectations.

Revenue Recognition

The Company recognizes revenue from product sales when the product is shipped to the customer and title has transferred. The Company assumes no remaining significant obligations associated with the product sale other than that related to its warranty programs discussed below.

Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold in the accompanying consolidated financial statements.

Product Warranty

The Company provides for estimated warranty costs at the time of sale. The warranty period is generally for one year from date of shipment with the exception of certain aviation products for which the warranty period is two years from the date of installation.

Sales Programs

The Company provides certain monthly and quarterly incentives for its dealers based on various factors including dealer purchasing volume and growth. Additionally, the Company provides rebates to end users on certain products. Estimated rebates and incentives payable to distributors are regularly reviewed and recorded as accrued expenses on a monthly basis. These rebates and incentives are recorded as reductions to net sales in the accompanying consolidated statements of income.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense charged to operations amounted to approximately $16,670, $14,714, and $11,529 for the years ended December 28, 2002, December 29, 2001, and December 30, 2000, respectively.

Research and Development

Substantially all research and development is performed by GII in the United States. Research and development costs, which are expensed as incurred, amounted to approximately $32,163, $28,164, and $21,764, for the years ended December 28, 2002, December 29, 2001, and December 30, 2000, respectively.

Note 2. Summary of Significant Accounting Policies (continued)

Accounting for Stock-Based Compensation

At December 28, 2002, the company has two stock-based employee compensation plans, which are described more fully in Note 13. The company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation.

	December 28, 2002	December 29, 2001	December 30, 2000
Net income as reported	**$142,797**	$113,448	$105,663
Deduct: Total stock-based employee compensation expense determined under fair-value based method for all awards, net of tax effects	**(1,949)**	(1,298)	(83)
Pro forma net income	**$140,848**	$112,150	$105,580
Pro forma net income per share:			
Basic	**$1.31**	$1.04	$1.05
Diluted	**$1.30**	$1.03	$1.05

Derivative Investments and Hedging Activities

The Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* effective December 31, 2000, the beginning of fiscal 2001. This statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives not considered hedges must be adjusted to fair value through income.

If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability or firm commitment through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

GII has entered into interest rate swap agreements to modify the interest characteristics of portions of its outstanding long-term debt from a floating rate to a fixed rate basis. These agreements involve the receipt of floating rate amounts in exchange for fixed rate interest payments over the life of the agreements without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from the counterparty is included in other liabilities or assets. The Company's agreements qualify for hedge accounting as permitted in SFAS No. 133, resulting in the agreement's being marked to market at each balance sheet date through other comprehensive income. Management assesses the effectiveness of the hedge relationship on a periodic basis during the year. See Note 9.

Recent Pronouncements

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this Statement are effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect that the adoption of this statement will have a significant impact on the Company's financial position as no exit or disposal activities are currently planned.

Note 2. Summary of Significant Accounting Policies (continued)

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure*. This statement requires all entities with stock-based employee compensation arrangements to provide additional disclosures in their summary of significant accounting policies note. Since the Company uses the intrinsic value method of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* the accounting policies note will include a tabular presentation of pro forma net income and earnings per share using the fair value method prescribed by SFAS No. 123, *Accounting for Stock-Based Compensation.* Also, SFAS No. 148 permits entities changing to the fair value method of accounting for employee stock compensation to choose from one of three transition methods — the prospective method, the modified prospective method, or the retroactive restatement method. Finally, SFAS No. 148 will require the Company to make interim-period pro forma disclosures if stock-based compensation is accounted for under the intrinsic value method in any period presented. The expanded annual disclosure requirements and the transition provisions are effective for the Company's fiscal year 2002. The new interim period disclosures are required in the Company's financial statements for interim periods beginning in the first quarter of fiscal 2003. The Company does not expect that the adoption of this statement will have a material impact on its results of operations or financial position.

Reclassifications

Certain amounts in the fiscal 2000 and 2001 consolidated financial statements have been reclassified to conform with the fiscal 2002 presentation.

Note 3. Marketable Securities

The following is a summary of the Company's marketable securities classified as available-for-sale securities at December 28, 2002:

	Amortized Cost	Gross Unrealized Gains/Losses	Estimated Fair Value (Net Carrying Amount)
Mortgage-backed securities	$58,038	$386	$58,424
Obligations of states and political subdivisions	86,006	595	86,601
U.S. corporate bonds	79,572	185	79,757
Other	20,925	1	20,926
Total	$244,541	$1,167	$245,708

The following is a summary of the Company's marketable securities classified as available-for-sale securities at December 29, 2001:

	Amortized Cost	Gross Unrealized Gains/Losses	Estimated Fair Value (Net Carrying Amount)
Mortgage-backed securities	$31,320	$ -	$31,320
Obligations of states and political subdivisions	55,116	-	55,116
U.S. corporate bonds	39,575	-	39,575
Other	5,573	-	5,573
Total	$131,584	$ -	$131,584

Note 3. Marketable Securities (continued)

The amortized cost and estimated fair value of marketable securities at December 28, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

	Cost	Estimated Fair Value
Due in one year or less (2003)	$113,289	$113,336
Due after one year through five years (2004 - 2008)	119,380	120,393
Due after five years through ten years (2009 - 2013)	11,872	11,979
Due after ten years (2014 and thereafter)	-	-
	$244,541	$245,708

Note 4. Line of Credit

During December 2000, the Company renewed a line of credit agreement with a bank providing for maximum borrowings of $5,000 less indirect borrowings under certain standby letters of credit which totaled approximately $4,000 at December 30, 2000. There were no direct or indirect borrowings outstanding under the line of credit as of December 30, 2000. The line of credit, which bears interest at the bank's prime rate less 1% or LIBOR plus 1.5%, expired June 28, 2001 and was unsecured.

Note 5. Long-Term Debt

During 1995, GII entered into an agreement with the City of Olathe, Kansas for the construction of a new corporate headquarters (the project) which was financed through issuance of Series 1995 Industrial Revenue Bonds (the Bonds) totaling $9,500. Upon completion of the project in 1996, GII retired bonds totaling $155. During 2002, GII retired the remaining Bonds totaling $9,345.

During 1999, GARMIN borrowed $18,040 to finance the purchase of land and a new manufacturing facility in Taiwan. The balance was due in 60 equal payment of principal plus interest beginning in November 2001. Through November 2001, interest was payable at a fixed rate of 6.155%. Subsequent to November 2001, interest is adjustable based on the Republic of China's government preferential rate on term deposits plus 0.18%. The Company opted to prepay a significant portion of the outstanding principal during 2001. The outstanding balance of $2,891 at December 29, 2001 was paid in full in January 2002.

During 2000, GII entered into another agreement with the City of Olathe, Kansas to finance the Company's expansion of its manufacturing facilities through the issuance of Series 2000 Industrial Revenue Bonds (the 2000 Bonds) totaling $20,000. The proceeds from the issuance of the 2000 Bonds were placed in an interest-bearing restricted cash account controlled by a trustee appointed by the issuer. Disbursements from the account are restricted to purchases of equipment and construction related to the project and amounted to $0 and $5,696 for years ended December 28, 2002 and December 29, 2001, respectively. There were no unexpended bond proceeds in this restricted cash account at December 28, 2002.

At December 28, 2002 and December 29, 2001, outstanding principal under the 2000 Bonds totaled $20,000. Interest on the 2000 Bonds is payable monthly at a variable interest rate (1.51% at December 28, 2002), which is adjusted weekly to the current market rate as determined by the remarketing agent of the 2000 Bonds with principal due upon maturity at April 15, 2020. See Note 9.

Note 5. *Long-Term Debt (continued)*

The 2000 Bonds are secured by an irrevocable letter of credit totaling $20,288 with facility fees of 0.75%. This renewable letter of credit initially expires on September 20, 2004.

The bank has required a sinking fund be established with payments beginning April 2004 of $4,002 and semiannual payments of $667 thereafter. The payments are to be made to a legally restricted bank account. Principal and sinking fund payments on long-term debt are as follows:

Year	Sinking Fund	Principal
2003	$ -	$ -
2004	4,002	-
2005	1,334	-
2006	1,334	-
2007	1,334	-
Thereafter	11,996	20,000
	$20,000	$20,000

Note 6. Leases and Other Commitments

Rental expense related to office and warehouse space for GEL amounted to $281, $232, and $139 for the years ended December 28, 2002, December 29, 2001, and December 30, 2000, respectively. Future minimum lease payments on the related lease are $236 per year through 2007. In the years 2008 through lease expiration in 2015, total future minimum lease payments are $1,886.

At December 28, 2002 and December 29, 2001, standby letters of credit amounting to $509 and $871, respectively, were issued by banks on behalf of the Company.

Approximately $50,669 and $39,000 of GARMIN's retained earnings are indefinitely restricted from distribution to stockholders pursuant to the law of Taiwan at December 28, 2002 and December 29, 2001, respectively.

Certain cash balances of GEL are held as collateral by a bank securing payment of the United Kingdom value-added tax requirements. These amounted to $1,598 and $1,600 at December 28, 2002 and December 29, 2001, respectively, and are reported as restricted cash.

Note 7. Employee Benefit Plans

GII has an employee savings plan under which its employees may contribute up to 15% of their annual compensation subject to Internal Revenue Code maximum limitations. Additionally, GEL has a defined contribution plan under which its employees may contribute up to 5% of their annual compensation. Both GII and GEL contribute an amount determined annually at the discretion of the Board of Directors. During the years ended December 28, 2002, December 29, 2001, and December 30, 2000, expense related to these plans of $1,467, $1,172, and $1,144, respectively, was charged to operations.

Additionally, GII has a defined contribution money purchase plan (the MPP Plan) which covers substantially all employees. GII contributes a specified percentage of each participant's annual compensation up to certain limits as defined in the MPP Plan. During the years ended December 28, 2002, December 29, 2001, and December 30, 2000, GII recorded expense related to the MPP Plan of $1,261, $1,184, and $849, respectively.

Note 8. Income Taxes

The Company's income tax provision (benefit) consists of the following:

	Year Ended		
	December 28, 2002	December 29, 2001	December 30, 2000
Federal:			
Current	$18,576	$10,208	$14,638
Deferred	(1,639)	(338)	(450)
	16,937	9,870	14,188
State:			
Current	(1,035)	2,237	3,479
Deferred	(328)	(74)	(2,051)
	(1,363)	2,163	1,428
Foreign:			
Current	22,969	28,165	21,606
Deferred	1,394	(1,611)	(1,963)
	24,363	26,554	19,643
Total	$39,937	$38,587	$35,259

The income tax provision differs from the amount computed by applying the statutory federal income tax rate to income before taxes. The sources and tax effects of the differences are as follows:

	Year Ended		
	December 28, 2002	December 29, 2001	December 30, 2000
Federal income tax expense at U.S. statutory rate	$63,957	$53,212	$49,323
State income tax expense, net of federal tax effect	886	1,406	928
Foreign tax rate differential	(16,759)	(13,640)	(9,623)
Taiwan tax incentives and credits	(10,757)	(3,260)	(5,181)
Other, net	2,610	869	(188)
Income tax expense	$39,937	$38,587	$35,259

The Company's income before income taxes attributable to foreign operations was $146,804, $120,550, and $99,171, for the years ended December 28, 2002, December 29, 2001, and December 30, 2000, respectively. The tax incentives and credits received from Taiwan included in the table above reflect $0.10, $0.03, and $0.05 per weighted-average common share outstanding for the years ended December 28, 2002, December 29, 2001, and December 30, 2000, respectively. The Company currently expects to benefit from the incentives and credits being offered by Taiwan through 2007, at which time these tax benefits expire.

Note 8. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 28, 2002	December 29, 2001
Deferred tax assets:		
Product warranty accruals	$1,707	$1,833
Allowance for doubtful accounts	1,088	888
Inventory carrying value	2,777	2,241
Sales program allowances	3,249	1,696
Vacation accrual	507	438
Interest rate swaps	408	579
Unrealized intercompany profit in inventory	4,994	6,829
Other	117	46
	14,847	14,550
Deferred tax liabilities:		
Unrealized investment gain	455	-
Unrealized foreign currency gains	623	844
Depreciation	1,133	1,017
	2,211	1,861
Net deferred tax assets	$12,636	$12,689

Note 9. Interest Rate Risk Management

During 1996, GII entered into an interest rate swap agreement to effectively convert a portion of its floating rate long-term debt associated with the Bonds to a fixed rate basis, thus, reducing the impact of interest rate changes on future income. The agreement was renewed in 2001. Pursuant to this "pay-fixed" swap agreement, GII agreed to exchange, at specified intervals, the difference between the fixed and the floating interest amounts calculated on the notional amount of the swap agreement totaling $5,000 at December 28, 2002 and December 29, 2001. GII's fixed interest rate under the swap agreement is 5.1%. The counterparty's floating rate is based on the nontaxable PSA Municipal Swap Index and amounted to 1.18% and 1.75% at December 28, 2002 and December 29, 2001, respectively. Notional amounts do not quantify risk or represent assets and liabilities of the Company, but are used in the determination of cash settlements under the agreement. The Company is exposed to credit losses from counterparty nonperformance but does not anticipate any losses from its agreement, which is with a major financial institution. The agreement expires June 6, 2004.

During 2000, GII entered into an additional swap agreement to effectively convert a portion of additional floating rate long-term debt associated with the 2000 Bonds to a fixed rate basis. Pursuant to this pay-fixed swap agreement, GII agreed to exchange, at specified intervals, the difference between the fixed and the floating interest amounts calculated on the notional amount of the swap agreement totaling $10,000 at December 28, 2002 and December 29, 2001. GII's fixed interest rate under the swap agreement is 7.26% compared to the counterparty's floating rate of 1.51% and 2.1% at December 28, 2002 and December 29, 2001, respectively. The counterparty's floating rate is based on the bank's Taxable Low Floater Rate. The Company is exposed to credit losses from counterparty nonperformance but does not anticipate any losses from its agreement, which is with a major financial institution. The agreement expires June 1, 2004.

The fair value of the interest rate swap agreements is recorded as a component of other accrued expenses and amounted to $1,046 and $1,479 at December 28, 2002 and December 29, 2001, respectively. None of the Company's cash flow hedges were deemed ineffective.

Note 9. Interest Rate Risk Management (continued)

At December 28, 2002, the Company expects to reclassify $748 of loss on the interest rate swaps from accumulated other comprehensive loss to earnings during the next 12 months related to the payment of variable interest on floating rate debt, assuming market interest rates remain consistent with rates at that date.

Note 10. Fair Value of Financial Instruments

In accordance with SFAS No. 107, *Disclosures about Fair Value of Financial Instruments,* the following summarizes required information about the fair value of certain financial instruments for which it is currently practicable to estimate such value. None of the financial instruments are held or issued for trading purposes. The carrying amounts and fair values of the Company's financial instruments are as follows:

	December 28, 2002		December 29, 2001	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
Cash and cash equivalents	**$216,768**	**$216,768**	$192,842	$192,842
Restricted cash	**1,598**	**1,598**	1,600	1,600
Marketable securities	**245,708**	**245,708**	131,584	131,584
Interest rate swap agreements (liability)	**1,046**	**1,046**	1,479	1,479
Long-term debt:				
Term loan	-	-	2,843	2,843
Series 1995 Bonds	-	-	9,345	9,345
Series 2000 Bonds	**20,000**	**20,000**	20,000	20,000

The carrying value of cash and cash equivalents, restricted cash, marketable securities, and interest rate swap agreements approximates their fair value. The fair values of the Company's floating-rate long-term debt have been estimated to be the par value of the debt due to the variable interest rate nature of the instruments. The fair values of long-term debt as reported are not necessarily the amounts the Company would currently have to pay to extinguish any of this debt.

Note 11. Segment Information

The Company operates within its targeted markets through two reportable segments, those being related to products sold into the consumer and aviation markets. Both of the Company's reportable segments offer products through the Company's network of independent dealers and distributors. However, the nature of products and types of customers for the two segments vary significantly. As such, the segments are managed separately. The Company's consumer segment includes portable global positioning system (GPS) receivers and accessories for marine, recreation, land, and automotive use sold primarily to retail outlets. The Company's aviation products are portable and panel mount avionics for Visual Flight Rules and Instrument Flight Rules navigation and are sold primarily to aviation dealers and certain aircraft manufacturers.

The Company's Chief Executive Officer has been identified as the Chief Operating Decision Maker (CODM). The CODM evaluates performance and allocates resources based on income before income taxes of each segment. Income before income taxes represents net sales less operating expenses including certain allocated general and administrative costs, interest income and expense, foreign currency adjustments, and other non-operating corporate expenses. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. There are no inter-segment sales or transfers.

The identifiable assets associated with each reportable segment reviewed by CODM include accounts receivable and inventories. The Company does not report property and equipment, depreciation and amortization, or capital expenditures by segment to the CODM.

Note 11. Segment Information (continued)

Revenues, interest income and interest expense, income before income taxes, and identifiable assets for each of the Company's reportable segments are presented below:

	Year Ended December 28, 2002		
	Consumer	Aviation	Total
Net sales to external customers	$350,674	$114,470	$465,144
Allocated interest income	4,875	1,591	6,466
Allocated interest expense	1,002	327	1,329
Income before income taxes	134,859	47,876	182,735
Assets:			
Accounts receivable	43,942	14,336	58,278
Inventory	43,360	14,147	57,507

	Year Ended December 29, 2001		
	Consumer	Aviation	Total
Net sales to external customers	$263,358	$105,761	$369,119
Allocated interest income	7,960	3,204	11,164
Allocated interest expense	1,550	624	2,174
Income before income taxes	102,511	49,524	152,035
Assets:			
Accounts receivable	34,222	13,776	47,998
Inventory	43,587	17,545	61,132

	Year Ended December 30, 2000		
	Consumer	Aviation	Total
Net sales to external customers	$230,183	$115,558	$345,741
Allocated interest income	4,610	2,315	6,925
Allocated interest expense	1,522	765	2,287
Income before income taxes	88,103	52,819	140,922
Assets:			
Accounts receivable	21,791	10,928	32,719
Inventory	59,843	30,012	89,855

Note 11. Segment Information (continued)

Net sales, long-lived assets (property and equipment), and net assets by geographic area are as follows as of and for the years ended December 28, 2002, December 29, 2001, and December 30, 2000:

	North America	Asia	Europe	Total
December 28, 2002				
Net sales to external customers	**$339,415**	**$22,673**	**$103,056**	**$465,144**
Long-lived assets	**43,599**	**30,374**	**467**	**74,440**
Net assets	**232,430**	**348,255**	**21,814**	**602,499**
December 29, 2001				
Net sales to external customers	$275,630	$15,039	$78,450	$369,119
Long-lived assets	40,183	29,321	582	70,086
Net assets	209,499	228,270	16,200	453,969
December 30, 2000				
Net sales to external customers	$256,782	$16,569	$72,390	$345,741
Long-lived assets	32,737	31,453	514	64,704
Net assets	197,897	154,095	13,247	365,239

No single customer accounted for 10% or more of the Company's consolidated net sales in any period.

Note 12. Initial Public Offering

On December 8, 2000, the Company completed an underwritten initial public offering of 12,075,000 (including shares sold pursuant to the underwriters' over-allotment option) shares of its common stock, 8,242,111 shares of which were offered by the Company (the Offering) at an offering price of $14.00 per share. Prior to but in connection with the offering, the Board of Directors approved a 1.12379256-for-1 stock split of the Company's common shares, effected through a stock dividend on November 6, 2000. All share and per share information included in the accompanying consolidated financial statements has been adjusted to give retroactive effect to the common stock split.

Note 13. Stock Compensation Plans

The Company sponsors several stock compensation plans. The Company accounts for all of these plans under APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. Accordingly, as all awards are granted at the fair market value on the date of grant, no compensation expense is recognized.

The various plans are summarized below:

2000 Equity Incentive Plan

In October 2000, the stockholders adopted an equity incentive plan (the Plan) providing for grants of incentive and nonqualified stock options and "other" stock compensation awards to employees of the Company and its subsidiaries, pursuant to which up to 3,500,000 shares of common stock are available for issuance. The stock options generally vest over a period of five years or as otherwise determined by the Board of Directors or the Compensation Committee and generally expire ten years from the date of grant, if not exercised. Option activity under the Plan during 2002 and 2001 is summarized below. There have been no "other" stock compensation awards granted under the Plan.

2000 Non-employee Directors' Option Plan

Also in October 2000, the stockholders adopted a stock option plan for non-employee directors (the Directors Plan) providing for grants of options for up to 50,000 common shares of the Company's stock. The term of each award is ten years. All awards vest evenly over a three-year period. During 2002 and 2001, options to purchase 5,058 and 5,325 shares were granted under this plan.

A summary of the Company's stock option activity and related information under the Equity Incentive Plan and 2000 Non-employee Directors' Option Plan for the years ended December 28, 2002 and December 29, 2001 is provided below:

	Weighted-Average Exercise Price	Number of Shares
		(In Thousands)
Outstanding at December 30, 2000	$14.00	1,176
Granted	19.96	374
Exercised	14.00	(5)
Canceled	14.00	(10)
Outstanding at December 29, 2001	15.45	1,535
Granted	**29.61**	**453**
Exercised	**14.15**	**(74)**
Canceled	**16.58**	**(40)**
Outstanding at December 28, 2002	**18.90**	**1,874**

Outstanding options at December 30, 2000 were granted during 2000. No options were exercised or cancelled during 2000.

	December 28, 2002	December 29, 2001	December 30, 2000
Weighted-average fair value of options granted during the year	**$11.42**	$12.28	$8.53

The weighted-average remaining contract life for options outstanding at December 28, 2002 is approximately nine years. Options outstanding at December 28, 2002 have exercise prices ranging from $14.00 to $29.79. At December 28, 2002, options to purchase 520,156 shares are exercisable.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123. SFAS No. 123 requires the pro forma information be determined as if the Company has accounted for its employee stock options under the fair value method of that statement. As described below, the fair value accounting provided under SFAS No. 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2001 and 2000: risk-free interest rate of 1.67%, 5.11%, and 5.75% respectively; no dividend yield; volatility factor of the expected market price of the Company's common stock of 0.3395, 0.591 and 0.530, respectively; and a weighted-average expected life of the option of seven years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Employee Stock Purchase Plan

The stockholders also adopted an employee stock purchase plan (ESPP). Up to 1,000,000 shares of common stock have been reserved for the ESPP. Shares will be offered to employees at a price equal to the lesser of 85% of the fair market value of the stock on the date of purchase or 85% of the fair market value on the enrollment date. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. During 2002 and 2001, 70,000 and 123,007 shares were purchased under the plan for a total purchase price of $1,265 and $1,464, respectively. No shares were purchased during 2000. At December 28, 2002, approximately 807,000 shares are available for future issuance.

Note 14. Earnings Per Share

The following table sets forth the computation of basic and diluted net income per share:

	Year Ended		
	December 28, 2002	December 29, 2001	December 30, 2000
Numerator:			
Numerator for basic and diluted net income per share – net income	**$142,797**	$113,448	$105,663
Denominator (in thousands):			
Denominator for basic net income per share – weighted-average common shares	**107,774**	108,097	100,489
Effect of dilutive securities – employee stock options (Note 13)	**427**	350	17
Denominator for diluted net income per share – adjusted weighted-average common shares	**108,201**	108,447	100,506
Basic net income per share	**$1.32**	$1.05	$1.05
Diluted net income per share	**$1.32**	$1.05	$1.05

Options to purchase 472,133 shares of common stock at prices ranging from $21.67 to $29.79 per share were outstanding during 2002 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

Note 15. Share Repurchase Program

On September 24, 2001, the Board of Directors authorized the Company to repurchase up to 5,000,000 shares of the Company's common stock through December 31, 2002. Through December 28, 2002, the Company had purchased 595,200 shares at $9,834.

Note 16. Shareholder Rights Plan

On October 24, 2001, Garmin's Board of Directors adopted a shareholder rights plan (the "Rights Plan"). Pursuant to the Rights Plan, the Board declared a dividend of one preferred share purchase right on each outstanding common share of Garmin to shareholders of record as of November 1, 2001. The rights trade together with Garmin's common shares. The rights generally will become exercisable if a person or group acquires or announces an intention to acquire 15% or more of Garmin's outstanding common shares. Each right (other than those held by the new 15% shareholder) will then be exercisable to purchase preferred shares of Garmin (or in certain instances other securities of Garmin) having at that time a market value equal to two times the then current exercise price. Garmin's Board of Directors may redeem the rights at $0.002 per right at any time before the rights become exercisable. The rights expire October 31, 2011.

Note 17. Selected Quarterly Information (Unaudited)

	Year Ended December 28, 2002			
	Quarter Ended			
	March 30	June 29	September 28	December 28
Net sales	**$100,856**	**$122,838**	**$107,756**	**$133,694**
Gross profit	**54,492**	**67,662**	**59,051**	**73,851**
Net income	**26,761**	**32,146**	**38,428**	**45,462**
Net income per share	**0.25**	**0.30**	**0.36**	**0.41**

	Year Ended December 29, 2001			
	Quarter Ended			
	March 31	June 30	September 29	December 29
Net sales	$85,534	$103,634	$86,930	$93,021
Gross profit	45,918	55,050	47,729	49,462
Net income	23,799	36,603	25,001	28,045
Net income per share	0.22	0.34	0.23	0.26

The above quarterly financial data is unaudited, but in the opinion of management, all adjustments necessary for a fair presentation of the selected data for these interim periods presented have been included.

Garmin Board of Directors

Board of Directors

Gene M. Betts
Senior Vice President and Treasurer
Sprint Corporation

Gary L. Burrell
Co-Chairman
Garmin Ltd.

Donald H. Eller
Private Investor

Min H. Kao
Co-Chairman and Chief Executive Officer
Garmin Ltd.

Thomas A. McDonnell
President and Chief Executive Officer
DST Systems, Inc.

Executive Officers

Min H. Kao
Co-Chairman and Chief Executive Officer

Kevin S. Rauckman
Chief Financial Officer and Treasurer

Andrew R. Etkind
General Counsel and Secretary

Gary V. Kelley
Director of Marketing
Garmin International, Inc.

Investor Relations

Polly M. Schwerdt
Manager-Investor Relations

Security analysts, investment professionals and shareholders can find investor relations information on the Company's Web site at **www.garmin.com/stock**.

Transfer Agent

UMB Bank, NA
PO Box 410064
Kansas City, MO 64141-0064

Independent Accountants

Ernst & Young LLP

Market Information

The Common Shares of the Company are traded on the Nasdaq National Market under the symbol **GRMN**.

Offices

Garmin Ltd.
P.O. Box 30464 SMB
5th Floor, Harbour Place
103 South Church Street
Grand Cayman, Cayman Islands

Garmin International, Inc.
1200 East 151st Street
Olathe, Kansas 66062, U.S.A.

Garmin Corporation
No. 68, Jangshu 2nd Rd.
Shijr, Taipei County, Taiwan

Garmin (Europe) Ltd.
Unit 5, The Quadrangle
Abbey Park Industrial Estate
Romsey, SO51 9DL, U.K.

www.garmin.com

ADVENTURES

Stories of real-life experiences from Garmin customers

IN GPS





THESE PHOTOS SHOW THE DHC-6 AIRCRAFT WE USE IN WAR RELIEF. IN THESE SITUATIONS, WE HAVE NO GROUND-BASED NAVIGATION AIDS AT ALL AND RELY ENTIRELY ON OUR GNS 430s.

THERE ARE SOME "POINTS OF INTEREST" THAT YOU CANNOT REASONABLY EXPECT TO BE LISTED IN THE STREETPILOT III's CARTOGRAPHY DATABASE.







User file: Michael M.

Product: GNS 430, StreetPilot III

Comments: GPS used in work and play


RECEIVED
11 02 02

Whether he's flying planes or exploring mountain switchback roads on his motorcycle, Michael relies on Garmin GPS products to get him there. He uses GNS 430s on the planes, StreetPilot III on his bike. And when he's not at work, training pilots on DHC-6 aircraft, or crossing the big pond between his office in Switzerland and home in Toronto, Michael manages to do what he really loves—just ride.

"What I like most about the StreetPilot III is that I can ride my motorcycle anywhere I want, to places where I have never gone before, and often, where I don't speak the language of the road signs," Michael said. "And yet I only have to give 10 percent of my attention to navigation, so I can concentrate on my own safety when riding the bike."

"If I'm in an area with high quality map coverage, such as Switzerland or Germany, and I set the map scale to 200 yards, I can see exactly when the turns are coming up ahead of me, and how tight the turns are," Michael explained. "I know when I have to brake ahead of time, and when I can really open it up because there is a long straightaway ahead. The riders without a GPS don't have this advantage. It's a lot of fun to leave 25-year-olds far behind in the rear view mirror when running through the Black Forest."

This guy obviously knows how to find adventure on the open road, but he has also fulfilled some pretty important assignments in his day job. Michael has been a pilot for 20 years, and for most of his career, he has flown for the International Committee of the Red Cross, providing war relief such as food and medicine for civilians, evacuation of the wounded, repatriation of POWs and family reunification. In early 2000, his organization chose to install dual 430s in all the aircraft.

"As training manager for this fleet, I was involved in the purchase decision, and subsequently responsible for setting up the training program to bring 90 pilots up to speed with the new equipment," Michael said. "I was very impressed with the quality and well thought-out software design of the 430, and this is what caused me to consider buying a StreetPilot III for my personal use on my motorcycle."

User file: Capt. Chad, Spear Big Fish Charters

Product: Fishfinder 240, GPSMAP 215, GPSMAP 76, VHF 720

Comments: Spearing the big ones



RECEIVED
05 01 02



Photos

I just thought you might like to know that your electronics have played a big part in the last four years of spearfishing successes in the St. Pete Open, the "World's Largest Spearfishing Tournament." In late 1998, most of the boats in the Tampa Bay area were still using Loran because it's quite good here. Many still have not made the change to GPS. I had been keeping my eye on DGPS developments and when your GPSMAP 215 hit the market, I pounced on it.

In 1999, we took first-place amberjack and first-place hogfish. The DGPS pinpoint accuracy was paramount to finding the small holes and caves that we dove in the relatively deep waters of 175 feet. 2000 brought first- and third-place groupers at 86.7 pounds and 81.6 pounds, and second-place snapper. In 2001, we took first grouper again, at 67 pounds taken in 192 feet of water. We also had the second-largest hogfish ever turned in. In 2002, we won first-place grouper for the third year in a row, and took third-place amberjack in the Alabama Open.

I started running exclusive spearfishing charters in 2001 and have added a Garmin GPSMAP 76 handheld and a VHF 720 radio to the boat this year. I recently had a failure with a bottom finder by another brand, so I picked up an inexpensive back-up recorder, your dual-frequency Fishfinder 240 Blue. It reads better than its expensive predecessor does!

RECEIVED 12 05 02

User file: Johanna T., Project Geologist, B.Sc., M.I.T.

Product: eTrex

Comments: Tougher than Arctic tundra


Robin and I hammering an

This is a picture of me by the helicopter. As the vegetation is so delicate, we rely on helicopters to get around.



It was by this river that I found the Garmin eTrex.

Photos

I'm a geologist for a geoscience consulting company based in Edmonton, Alberta, Canada. Most of the work we do takes place in very remote regions of Canada and the Canadian Arctic. We use Garmin handheld GPS units extensively in the field (orientation in the field, marking sample locations and for drop off and pick up coordinates for the helicopter).

In August 2002, when I was working in the Committee Bay region, I discovered a lost Garmin eTrex lying on the tundra. I had some extra AA batteries in my backpack and put them in the eTrex, and it worked perfectly. Later at a geology/mining conference, I told the story to another geologist who has been working in that particular region for the last three years. He said the eTrex had been lost over two years ago by a geologist he was working with at that time. We both thought that it was an incredible situation as that particular region of the Canadian Arctic is so desolate, with cold and hostile winters (winter lasts 10 months of the year with temperatures reaching below −40° C). The likelihood that two people would even traverse in the same location is in itself remarkable. I'm including some photos of the region. We use Garmin GPS in our day-to-day work, survival and play.

User file: Roger D.

Product: eTrex

Comments: Walking the Great Wall: page 1 of 2


RECEIVED
12 11 02



Photos

Imagine that one day, you go to a country where you cannot read the roads signs or understand the language, and the maps are not accurate. This was the experience that I lived from October 6 to October 22, 2002. The country was China. During that fantastic travel, I had the chance to visit the cities of Beijing, Xi'an, Kunming, Jiuxinang, Dali, Lijiang, Guilin, Hong-Kong and Macau.

For such a great adventure, I bought a basic eTrex, since not a lot of mapping data is available for China. The GPS performed above all my expectations. I appreciate the long duration of the batteries, the single-hand operation and the clean display. With an eTrex at your hand, you are guaranteed to find your way back to your hotel if a taxi driver takes you to the wrong place or you simply make the wrong turn. The eTrex permitted our group to take walks in small streets of China to meet Chinese people where they live and go back to our hotel without any problems.

The eTrex showed us that we climbed the equivalent of a 57-story building during our three-hour visit to the Great Wall of China! (N40°16'54,75" E116°04'04,23" 356,8m to N40°16'56,47" E116°03'50,98" 531,0m). The ultimate test was done in the old city of Lijian (N26 52' 25,30" E100 14'19,16"). That place is a labyrinth of small houses. With the eTrex, it was a piece of cake to make a complex walk, without a guide, out of the tourist area.

User file: additional photos

Product:

Comments:





China is a huge and beautiful country, and if not for the benefit of our Garmin GPS, finding our way could have been intimidating. We enjoyed nice hotels, breathtaking vistas, the experience of the Chinese cuisine and great shopping. China is a wonderful country to visit.

User file: Reese W. and Steve L.

Product: GPSMAP 230

Comments: A Garmin GPS was his life preserver



Photo by Bill ..., The Post and Courier



When Steve purchased his 29-foot sport fishing boat along with a business partner, he insisted that they spend a little more money on a GPS system. He chose a Garmin GPSMAP 230. Turns out that was a life-changing decision. Memorial Day weekend, 1999, Steve, Reese and four friends spent a day fishing off Charleston Harbor. As Reese walked to the boat's stern, he was pitched overboard, but no one heard his cries for help. Shirtless, and without a life jacket, he spent the longest 45 minutes of his life bobbing in the warm Gulf Stream waters. Back on the boat, Steve woke up from a short nap and asked where Ward was. Nobody knew. Steve immediately radioed the Coast Guard. Then he spoke the words every captain hopes he'll never have to: "I'm missing one of my crew members. I need some assistance." He started fiddling with the GPSMAP 230 and switched to TracBack, a feature that shows the boat's previous course. Steve turned the boat around and started to backtrack. After 30 minutes, his heart sank. There's no way he could tread water for this long, he thought. But the man overboard kept treading, and when Reese spotted a dot on the horizon, he found the strength to keep going. Aboard the Summer Girl, Steve was the first to spot Reese, bobbing in the two- to three-foot waves. He radioed the Coast Guard. "We have him in sight... I can't believe it." Amazingly, Reese was right on the 230's course plot. "He hadn't drifted a bit, and if we hadn't seen him, we would have run right over him," Steve said. Safe on board, Reese hugged everyone and said he was sorry for ruining a good day of fishing. They all learned some valuable seamanship lessons that day. New rule aboard the Summer Girl: No one goes to the back of the boat unless someone's been notified. You can bet Reese follows the buddy system. And he's darn glad his buddy was an experienced captain who had insisted on buying first-rate navigation equipment.

User file: Dr. David B.

Product: StreetPilot

Comments: Every second counts


RECEIVED
01 27 03


TRAUMA CENTRE (UK)
E-MAIL:
info@trauma999.co.uk
Photos

I have always purchased Garmin products and not once have I ever had a unit go defective. I started off with a unit for flying and this became a godsend. I then became Director of the Emergency Services Trauma Specialists in Wales and needed a GPS system that was easy to operate and accurate. I purchased a StreetPilot GPS, and it has functioned excellently.

I deal with people who are seriously ill and many on the brink of suicide. In many instances, this equipment has saved lives by enabling me to get to a location quickly. On one occasion, I had left a home and was tasked to another location some 75 miles away. I managed to enter the address and pressed the GoTo button. As I neared the location, I was able to zoom in to 300 feet and the GPS system was so accurate to show that I was outside the address. Once again, this was a person so desperate to commit suicide that seconds — not minutes — mattered. Fortunately, after talking to this lad and reassuring him he was fine, he got over his depressive state. Thanks again to the dotted track line, I was able to leave this somewhat complicated estate and its confusing street network by utilizing the GPS unit's TracBack system. I use the StreetPilot every day in my work as a trauma consultant, which I hasten to add I give of my time freely. Thank you for such a valuable and proven life-saving equipment.

User file: Richard M.

Product: StreetPilot III

Comments: In the line of duty


RECEIVED
08 02 02


Ready to Navigate

I am a patrol sergeant with a large sheriff's department in northern California. I use my StreetPilot III every night I work. When I get a hot call, I just enter the address into the StreetPilot, and it does the rest. No more looking for street signs or addresses in the dark. StreetPilot clearly tells me which direction to drive and advises when I am approaching my destination.

Knowing your location during a high-speed pursuit is no easy task, especially when zigzagging through unfamiliar streets in the dark. The StreetPilot III makes this possible at all times. You never know when you will need help. If you do not know your location, your beat partners may not find you in time. This can be the difference between life and death.

Recently I was in pursuit of an armed suspect who crashed and fled on foot into a residential area. Using my Garmin GPS, I was quickly able to get a view of the surrounding streets and addresses in the area in question. This helped me direct my officers to locations as I set up the perimeter to keep the suspect pinned down. The suspect was only able to get through four backyards before he was surrounded. We kept him detained in this tight perimeter until the SWAT team arrived and took him into custody without a single shot fired. Once the incident was over, the sergeant in charge of the Command Post saw my Garmin GPS unit and was so impressed that he made a recommendation to the department to order Garmin GPS units for his team. I cannot believe all the years I worked without such a valuable tool. The StreetPilot III should be standard equipment in every police vehicle in America.

The customer stories in this collection were voluntarily submitted by mail or through the Garmin Web site. Some stories were written by Garmin based on correspondence with the customer. All customers have given us permission to publish their stories so that others can relive their adventures in GPS.



Garmin International, Inc.
1200 East 151st Street
Olathe, Kansas 66062
(913) 397-8200

www.garmin.com

M00-60097-00

Garmin's continual product innovation and company growth have not come at the exclusion of our core belief, which is creating technology that touches people. We invite you to relive the experiences of our customers around the globe as they discover "Adventures in GPS."



Garmin Ltd.
P.O. Box 30464 SMB
5th Floor, Harbour Place
103 South Church Street
Grand Cayman, Cayman Islands
(345) 946-5203

www.garmin.com

M00-60096-00